No Act

P.E. 12/21/2012



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000736


Received SEC
MAR 12 2013
Washington, DC 20549

March 12, 2013

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-12-2013

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2012, February 7, 2013, and February 19, 2013 concerning the shareholder proposal submitted to Citigroup by Trillium Asset Management, LLC on behalf of Mount Saint Scholastica, Inc.; the AFSCME Employees Pension Plan; the Benedictine Sisters of Pan de Vida Monastery, Torreon, Mexico; the Benedictine Sisters of Virginia; and the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio. We also have received letters from the proponents dated January 23, 2013 and February 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Keenan
AFSCME Employees Pension Plan
jkeenan@afscme.org

March 12, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

The proposal requests that the board appoint a committee to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of the company's businesses. The proposal defines an "extraordinary transaction" as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Citigroup, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 19, 2013

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Mount Saint Scholastica, Inc., the AFSCME Employees Pension Plan, the Benedictine Sisters Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Sisters of Charity of the Incarnate Word

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by the proponents identified above (the "Proponents"). This letter responds to a letter submitted by the AFSCME Employees Pension Plan ("AFSCME") to you on February 14, 2013. In that letter, AFSCME proposed to revise the Proposal to add a clause stating that the report mandated by the Proposal be "prepared at reasonable cost and omitting proprietary information" (the "Proposed Revision"). Because this revision was submitted directly to the U.S. Securities and Exchange Commission (the "Commission"), we have not attached a copy to this letter, although we would be happy to provide another copy at your request.

The Proposed Revision appears to be in response to the Company's arguments advanced in its prior correspondence regarding the Proposal that the Proponents' failure to include language similar to the Proposed Revision in the Proposal renders it excludable from the Company's proxy materials for its 2013 annual meeting under (i) Rule 14a-8(i)(7) because the report required by the Proposal could force the Company to disclose confidential information at an inopportune time thereby micro-managing how the directors report on the analysis called for by the Proposal[1]; (ii) Rule 14a-8(i)(2) because the Proposal could require a Board committee to make a public report containing confidential information even if the directors serving on that committee were to determine, in their independent judgment, that such disclosure is not

1 See the Company's letter addressed to the Commission, dated December 21, 2012, at pgs. 2-10 to 2-11.

advisable at that time[2]; and (iii) Rule 14a-8(i)(3) because the Proposal fails to provide stockholders with material information regarding the cost of the requested report and whether that report could result in the disclosure of proprietary Company information making it misleading.[3]

The Staff clarified its approach to revised proposals in *Staff Legal Bulletin No. 14F*, dated October 18, 2011("Bulletin 14F"), which stated:

> If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j).

The Company does not accept the Proposed Revision.

As disclosed in the Company's 2012 proxy statement, the deadline for submitting stockholder proposals to be included in the Company's proxy materials for its 2013 annual meeting was November 8, 2012. The Proposed Revision was submitted on February 14, 2013, after this deadline had passed. The Company believes that the Proposed Revision constitutes a second proposal for the purposes of Bulletin 14F and, accordingly, the Company plans to exclude the Proposed Revision pursuant to Rule 14a-8(e) because the Proposed Revision was submitted after the deadline for submitting stockholder proposals for inclusion in the Company's 2013 proxy materials. This letter constitutes the notice of intent to exclude contemplated by Bulletin 14F.

The Company reaffirms the arguments made in its prior correspondence regarding the Proposal.

The Company expects to file its definitive proxy materials with the Commission on or about **March 14, 2013**. The Company's deadline, therefore, for submitting no-action requests was **December 24, 2012**. Because the Proposed Revision was submitted after the deadline for the Company to submit no-action requests, we ask that, pursuant to Rule 14a-8(j), you waive the requirement that the notice of intent to exclude the Proposed Revision be submitted 80 calendar days before the date of the Company's anticipated definitive proxy filing.

---

2 See the Company's letter addressed to the Commission, dated December 21, 2012, at pgs. 2-6 & 2-15 to 2-16.

3 See the Company's letter addressed to the Commission, dated February 7, 2013, at pg. 2.

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action if the Proposed Revision is omitted from the Company's 2013 proxy materials. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: AFSCME Employees Pension Fund
Trillium Asset Management, LLC
Mount Saint Scholastica, Inc.
Benedictine Sisters Pan de Vida Monastery
Benedictine Sisters of Virginia
Sisters of Charity of the Incarnate Word


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

February 14, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan and co-filers; request by Citigroup Inc. for no-action determination

Dear Sir/Madam:

This letter responds to Citigroup's letter dated February 7, 2013 (the "February 7 Letter") in respect of its request dated December 21, 2012 (the "No-Action Request") to exclude a stockholder proposal (the "Proposal") submitted pursuant to Rule 14a-8 by the AFSCME Employees Pension Plan and Trillium Asset Management on behalf of Mount St. Scholastica, together with co-filers Benedictine Sisters of Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Congregation of the Sisters of Charity of the Incarnate Word (together, the "Proponents"). Several arguments in the February 7 Letter simply rehash Citigroup's contentions in the No-Action Request, and, inasmuch as we responded fully to those contentions in our prior letter to you dated January 23, 2013, we will not reprise our responses to those arguments here. Our responses to Citigroup's new arguments are as follows:

1. Citigroup urges that, because the Proposal does not include the words "prepared at reasonable cost and omitting proprietary information," the Proposal is materially false and or misleading as to the Proposal's cost and thus excludable. If the Staff concurs with Citigroup's contention, the Proponents respectfully ask that they be permitted to amend the Proposal to include the missing language because the omission creates a relatively minor defect that is easily corrected.

The Staff has a "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." (Staff Legal Bulletin 14B (Sept. 15, 2004); Staff Legal Bulletin 14 (July 13, 2001)) As the Staff has explained, this practice is intended to

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

deal with "proposals that comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." (SLB 14, supra) SLB 14 contains a table stating that the Staff may permit revision when "specific statements may be materially false or misleading. . . ."

Revision to add qualifying language stating that a report should be prepared at reasonable cost and omitting proprietary information is minor in nature and would not alter the substance of the Proposal. Indeed, such language could be inserted in a parenthetical without changing the rest of the Proposal in any way. The substance of the Proposal—an analysis and report on extraordinary transactions—would remain unchanged. Adding the language would not constitute the "detailed and extensive editing" that the Staff has stated it wishes to avoid.

2. Citigroup misleadingly characterizes our argument that the Proposal has not been substantially implemented as invoking "the length of time during which the Company has engaged in the Value Maximization Strategy." The focus in our response to the No-Action request was not, however, the duration of Citigroup's implementation of the Value Maximization Strategy, but rather the staleness of the late 2008/early 2009 analysis that produced the Value Maximization Strategy. In our view, an analysis undertaken over four years ago, in different legal, regulatory and market environments, is stale and cannot be said to have substantially implemented the analysis sought in the Proposal.

3. <u>The Proposal Does Not Violate Delaware Law</u>

a. Under The Delaware Supreme Court's Decision In *CA*, The Proposal Is A Proper Subject For Shareholder Action Under Delaware Law.

The Proposal is a proper subject for shareholder action under the Delaware Supreme Court's decision in *CA v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), because it "establishes or regulates a process for substantive director decision-making" as opposed to "mandat[ing] the decision itself." *CA*, at 235. This is nothing new. As demonstrated in the G&E Letter, Delaware courts routinely have allowed shareholder requests for board consideration of extraordinary transactions. *See*, *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786, 790 (Del. Ch. 2007) (noting minority shareholder's resolution calling for the company's board to sell the company at auction was voted on by stockholders); *In re Talley Industries, Inc. Shareholders Litigation*, 1998 WL 191939, *1 (Del. Ch. 1998) (noting the consideration by the corporation and shareholder votes held on "a series of shareholder proposals recommending that the Talley board take certain actions (including the hiring of an investment banking form for the purpose of evaluating the Company)..."; *Carson Pirie Scott & Co. v. Gould*, 1995 WL 419980, *1 (Del. Ch. 1995) (noting the submission of a shareholder resolution concerning the sale of the company which was voted on at the company's annual meeting); and *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988) (involving, in part, a shareholder proposal requesting a restructuring of the company which was considered by the company), rejected on other grounds by *City of Westland Police & Fire Retirement System v. Axcelis Technologies, Inc.*, 1 A.3d 281 (Del. 2010).

Citigroup offers no response to this point. Instead, Citigroup argues that the Proposal is somehow improper because it would require the directors to make a decision on evaluated transactions by an "arbitrary deadline." But the Proposal asks no such thing. The Proposal seeks the establishment of a Stockholder Value Committee to consider extraordinary transactions that may be beneficial to Citigroup and its shareholders in exactly the same manner the Delaware courts allow. The fact that the Proposal requests a status report within a designated time does not even purport to require the Company's directors to reach any decision within that time, or even to disclose what transactions, if any, the directors deem appropriate to consider. It merely "establishes or regulates a process," which is specifically allowed under the Supreme Court's decision in *CA*. The simple point is that the Proposal, as drafted, allows the directors to exercise their fiduciary discretion in compliance with Delaware law, and permits the shareholders to request the Company's board to consider extraordinary transactions, which is also consistent with established Delaware precedent.

b. The Staff's No-Action Decisions Cited By Citigroup Are Inapposite And Citigroup Ignores Established Delaware Authority That Is Directly Applicable.

In arguing that the Proposal violates Delaware law, Citigroup ignores directly applicable Delaware case law, and instead relies on three no-action letters issued by the Staff in completely different contexts. In *The J.M. Smucker Co.* (Jun. 22, 2012), decided under Ohio law, the Staff permitted the exclusion of a shareholder proposal requesting amendment of the company's governing documents to require majority voting on all matters, where Ohio law required supermajority voting in certain circumstances. In *Pennzoil Corp.* (Mar. 22, 1993), decided 15 years prior to *CA*, the Staff permitted the exclusion of a shareholder proposal that would have established a shareholder committee to "oversee" the company's board, placing shareholder action directly in the line of the substantive decision-making power of the board. And *Citigroup, Inc.* (Feb. 22, 2012) involved a bylaw that would have limited directors' abilities to authorize indemnification, thus restricting the board's ability to exercise their fiduciary discretion in the expenditure of corporate funds precisely in the manner rejected by the Court in *CA*.

Each of these proposals is completely different from the Proposal here. Rather than violating any express requirement of state law (*J.M. Smucker*), or using shareholder action to restrict the substantive decision making of the Board (*Pennzoil*, *Citigroup*), the Proposal here merely seeks to "establish[] or regulate[] a process for substantive director decision-making" without "mandate[ing] [any] decision itself." *CA*, at 235. Under the Delaware Supreme Court's decision in *CA*, if a shareholder proposal establishes or regulates a process for director decision-making, it is an appropriate matter for shareholder action. If a shareholder proposal mandates the board's decision and removes its ability to exercise its fiduciary duties, then it is not an appropriate matter for shareholder action.

Citigroup ignores this distinction entirely, and as a result fails in its analysis of the distinction between Rule 14a-8(i)(1) and (i)(2). Under (i)(1), a proposal may be excluded if it is not a proper subject for shareholder action. As explained above, because the Proposal merely regulates the process by which the Board would exercise its fiduciary discretion, the Proposal is a proper subject for shareholder action under *CA* and thus may not be excluded under (i)(1).

Under (i)(2), a proposal may be excluded if it would cause the Company to violate any applicable law, if implemented. This essentially mirrors the second inquiry required by the Delaware Supreme Court in *CA*, 953 A.2d at 238. In this case, the Proposal would not require or limit any substantive decision of the Board, and in particular would not mandate the expenditure of corporate funds as the proposal did in *CA*. In *CA*, the shareholder proposal failed the second prong because it did not "reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement." *CA*, 953 A.2d at 240. The Proposal allows Citigroup's directors to exercise their fiduciary duties fully in considering any potential extraordinary transactions, and cannot be excluded under Rule 14a-8(i)(2).

The bottom line is that it is not the mere precatory nature of the Proposal that distinguishes it from those cited and makes it not excludable under these rules. The fact that the request for evaluation of extraordinary transactions falls within the ambit of appropriate shareholder action as established by the Delaware Supreme Court in *CA* makes it an appropriate subject for shareholder action. The fact that the Proposal allows Citigroup's directors to exercise their fiduciary duties fully means it would not cause Citigroup to violate applicable law. Citigroup's reply does nothing to change this analysis at all.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, don't hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Shelley J. Dropkin
Managing Director and Deputy Corporate Secretary and General Counsel, Corporate Governance
Citigroup Inc.

Jonas Kron
Trillium Asset Management

Sr. Rose Marie Stallbaumer
Mount. St. Scholastica and Benedictine Sisters of Pan de Vida Monastery

Sr. Henry Marie Zimmerman
Benedictine Sisters of Virginia

W. Esther Ng
Sisters of Charity of the Incarnate Word

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 7, 2013

BY E-MAIL shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Mount Saint Scholastica, Inc., the AFSCME Employees Pension Plan, the Benedictine Sisters Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Sisters of Charity of the Incarnate Word

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by the proponents identified above (the "Proponents"). The Company submitted a letter to you on December 21, 2012 requesting confirmation that you will not recommend enforcement action against the Company if the Proposal were excluded from the Company's proxy materials for its 2013 annual meeting of stockholders. This letter identifies additional precedents to support excluding the Proposal from the Company's proxy materials for its 2013 annual meeting of stockholders, and responds to a letter submitted by the AFSCME Employees Pension Plan ("AFSCME") to you on January 23, 2013.

The Proposal. Among other things, the Proposal urges the Company's Board of Directors to form a Stockholder Value Committee of the Board to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses" and asks that such committee report its analysis to the stockholders no later than 120 days after the 2013 annual meeting of stockholders. The Supporting Statement of the Proposal emphasizes that the intent of the Proposal is to urge the Company to take further steps toward "simplifying and de-risking its business."

Exclusion of the Proposal under Rule 14a-8(i)(3). In the Company's December 21st letter, it set forth reasons that the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is vague and misleading. In addition to the reasons for exclusion noted in its December 21st letter, the Company directs your attention to another line of authority supporting exclusion under Rule 14a-8(i)(3). Specifically, the Proposal is misleading because it does not provide stockholders with material information regarding the costs of the requested report and whether that report could result in disclosure of proprietary Company information.

In a line of long-settled precedent, the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") has found that proposals dealing with the preparation and issuance of special reports to stockholders can be excluded from company proxy materials in reliance on Rule 14a-8(i)(3) if such proposals fail to discuss the prospective cost of preparing such reports or fail to discuss whether any proprietary information would be disclosed in that report.[1] The Staff has concluded that the failure to include such information renders a proposal materially misleading and has provided the following guidance on how proposals seeking a special report should address the prospective cost of such a report and whether proprietary information therein could be omitted: "In order that readers of the proposal not be misled in this regard, it would seem necessary that these two important points be specifically dealt with. For example, it might be stated in each instance that the cost of preparing the respective reports shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons." *The Upjohn Company* (avail. Mar. 16, 1976).[2] Indeed, since the Staff provided this guidance it has become standard practice—including in proposals submitted by several of the Proponents—for proposals asking for a report to stockholders to include language that such a report should be "prepared at reasonable cost and omitting proprietary information."[3]

Because the Proponents failed to include such a statement in the Proposal, the Company believes that it may exclude the Proposal from its proxy materials for its 2013 annual meeting of stockholders in reliance on Rule 14a-8(i)(3).

The Proposal Has Been Substantially Implemented. As the Company noted in its December 21st letter, the Proposal has been substantially implemented because the Company has pursued a well-publicized Value Maximization Strategy to simplify the Company, focus on risk management and divest non-core assets. The Value Maximization Strategy began in 2008 and, until early 2012, was led by the Citi Holdings Oversight Committee. The responsibilities of that committee have been delegated to the Company's Risk Management and Finance Committee (the "Risk Management Committee").

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1 *See, e.g., Schering-Plough Corp.* (avail. Mar. 4, 1976) ("In order that readers of the proposal not be misled . . . [t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position."); *RCA Corporation* (Nov. 12, 1975) (similar statement); *First Union Bancorporation* (Feb. 7, 1980) (noting that "although the [proposal] deals with the issuance of a report to shareholders, it does not discuss the prospective cost of preparing such a report").

2 In *SEC Release No. 34-20091* (August 16, 1983), the U.S. Securities and Exchange Commission revised its approach under Rule 14a-8(i)(7) to proposals seeking the publication of a special report. However, nothing in that release or subsequent Commission statements indicate that the Commission changed or intended to change the application of other provisions of Rule 14a-8 to such proposals.

3 *See, e.g., Amazon.com, Inc.* (avail. Mar. 8, 2012) (proposal submitted by AFSCME, the Benedictine Sisters of Mount St. Scholastica, Inc., the Sisters of Charity of the Incarnate Word and certain other proponents asking for a report prepared "at reasonable cost and omitting proprietary information"); *Abercrombie & Fitch Co.* (avail. Mar. 28, 2012) (proposal requesting a "report, prepared at reasonable cost and omitting proprietary information"); *The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (same).

AFSCME's January 23rd letter does not dispute the significant overlap between the Value Maximization Strategy and the actions urged by the Proposal. In fact, AFSCME points to only three differences between the Company's ongoing Value Maximization Strategy and the Proposal:

(1) The Company began its Value Maximization Strategy in 2008, but the Proposal envisions an entirely new committee being formed today. *Letter from AFSCME*, pgs. 3-4.

(2) The Stockholder Value Committee urged by the Proposal would "focus more intensively" on the issues outlined in the Proposal than the Company's Risk Management Committee. *Letter from AFSCME*, pg. 4.

(3) The Proposal envisions fulsome public disclosure of all alternative transactions considered by the directors, in contrast to the Company's existing policy of publicly reporting only the transactions pursued by the Company. *Letter from AFSCME*, pgs. 4-5.

These are not significant differences. Specifically:

(1) The length of time during which the Company has engaged in the Value Maximization Strategy is irrelevant to whether the Proposal has been implemented. Management regularly undertakes strategic reviews of the business, including evaluating the types of strategic issues and transactions raised by the Proposal, and the Board reviews these. Citi's Chief Financial Officer recently emphasized that the Company's management team is engaged in a "continuing examination of every one of our businesses in order to make sure that we are truly optimizing the implementation of our strategy." At the end of 2012, Citi announced that it would be implementing a number of actions to further reduce expenses and improve efficiency across the Company while maintaining Citi's unique capabilities to serve clients around the world. The Company's ongoing reviews of its strategy and actions taken in response, taken together with the extensive prior work of the Company, over the past four years, of pursuing the Value Maximization Strategy demonstrates the Company's commitment to the objectives of the Proposal.

(2) AFSCME states that the Proposal envisions a more "intense" review than is currently undertaken by the Company and the Risk Management Committee. But the Proposal does not convey any sense of how extensive or intense the directors' review must be. If this were a material element of the Proposal, the Proponents would have provided some gauge of "intensity" in the Proposal and the Supporting Statement. Because the Proponents have failed to do so, the Company continues to believe that it has substantially implemented the Proposal.

(3) Similarly, although AFSCME criticizes the Company for not publicly disclosing alternative transactions that have not been pursued in the Value Maximization

Strategy, the Proposal does not ask for disclosure of alternatives. The Proposal asks only for a report of the directors' "analysis." This part of the Proposal has been implemented because transactions that result from Company deliberations are generally publicly disclosed, and in many instances the disclosure of a transaction is accompanied by a description of the reasons that the action taken is advisable.[4] Accordingly, the Company informs the public of its analysis (i.e., its reasons) for pursuing specific transactions. The Proposal asks for no more than what the Company already provides.

The Proposal Relates to Ordinary Business. AFSCME's January 23rd letter does not explain why the Proposal relates to anything other than the Company's ordinary business.

- The Proposal does not identify any significant or extraordinary transaction for stockholder consideration. Rule 14a-8(i)(7) codifies the important policy that a stockholder proposal should concern a matter that transcends ordinary business to warrant inclusion in a company's proxy materials. The Proposal does not offer a single example of the type of extraordinary transaction that should be reviewed by directors. This is in contrast to each precedent cited by AFSCME—the proposals in each of these precedents offered at least one example of the type of extraordinary transaction to be pursued. *Letter from AFSCME*, pgs. 6-8. A proposal does not transcend ordinary business by simply asking that the proposal's objective be effected by an extraordinary transaction. Here the substance of the Proposal plainly relates to the Company's ordinary business operations. The Proposal, at bottom, is just a request to streamline and simplify the Company's business.

- The Proposal clearly covers non-extraordinary transactions, such as divestitures of assets and business lines. AFSCME concedes that a proposal relating to both ordinary and extraordinary transactions is excludable under Rule 14a-8(i)(7). *Letter from AFSCME*, pg. 7. The Supporting Statement clearly covers non-extraordinary transactions, such as asset divestitures and other actions to "reduce risk and streamline operations." AFSCME would like the Staff to ignore the Supporting Statement and focus only on the "Resolution" that references the term "extraordinary transactions," but under well-established precedents, the Staff reads a proposal together with its supporting statement to assess whether a proposal should be excluded under Rule 14a-8(i)(7).[5] Because the Proposal

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[4] *See, e.g.*, Press Release of Citigroup Inc. attached as Exhibit 99.1 to Form 8-K (filed Sept. 17, 2010) (announcing the Company's sale of its interest in The Student Loan Corporation); Press Release of Citigroup Inc. attached as Exhibit 99.1 to Form 8-K (filed May 4, 2009) (announcing the Company's sale of Nikko Cordial Securities Inc.); *see also* Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2009 (filed Feb. 26, 2010) and Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2010 (filed Feb. 24, 2012) (each discussing the Company's ongoing review of, and determinations regarding, whether to retain or dispose of various assets).

[5] *Fab Industries, Inc.* (avail. Mar. 23, 2000) (noting that in determining whether a proposal relating to corporate transactions was excludable under Rule 14a-8(i)(7) the Staff considered the proposal and its supporting statement together); *see also PepsiCo, Inc.* (avail. Mar. 3, 2011) (stating that the Staff had interpreted a proposal in light of its supporting statement to determine whether it should be excluded under Rule 14a-8(i)(7)).

addresses non-extraordinary transactions, it should be excluded from the Company's proxy materials.

- The Proposal would micromanage the Company by imposing an arbitrary 120-day deadline on the directors to report their analysis on the transactions under review. AFSCME suggests the Proposal simply asks for a report within "a reasonable amount of time." *Letter from AFSCME*, pg. 8. This is not what the Proposal says. It asks for a report "no later than" 120 days after the 2013 annual meeting.[6]

The Proposal is Vague and Misleading. The Company continues to believe the Proposal does not tell stockholders exactly what they are voting on.[7] The Company believes there is a contradiction between the "resolved clause" of the Proposal (which contemplates some type of extraordinary transaction requiring stockholder approval) and the Supporting Statement (which focuses on asset divestitures and other efforts to streamline the Company's business). AFSCME glosses over this contradiction between the resolved clause and the Supporting Statement by suggesting the resolved clause somehow trumps any contradictory provisions of the Supporting Statement.[8] This is contrary to Staff precedents noting that a proposal and its supporting statement must be read in their entirety for purposes of determining whether a proposal is vague or misleading.[9]

The Company appreciates AFSCME's concession that the portions of the Supporting Statement on the Federal Reserve's stress test in March 2012 is misleading. In the event the Proposal is not excluded in its entirety from the Company's 2013 proxy materials, this statement on the stress test should be eliminated.

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6 Moreover, contrary to AFSCME's argument (at pages 7-8 of its letter), the types of analysis urged by the Proponents is no less complex than the business decisions identified in *Exchange Act Release No. 40018* (May 21, 1998), which holds that specific timing requirements can micromanage the Company. The type of review and report urged by the Proponents would involve complex issues regarding the Company's business lines and overall risk management. A report could involve public disclosure of sensitive information that might be exploited by competitors. AFSCME's own counsel concedes that disclosure of a full report may not be advisable on day 120 after the annual meeting. *See Grant & Eisenhoffer Letter*, pg. 6. The flat 120-day deadline provides no leeway for the Company to make public disclosures at the time deemed advisable by the directors and management.

7 JPMorgan Chase & Co. has received an identical proposal for inclusion in its proxy materials for its 2013 annual meeting of stockholders and it was also unable to determine exactly what actions implementation of the Proposals would require. *See JPMorgan Chase & Co.'s January 14, 2013 No-Action Letter* (pending decision from the Staff), pgs. 7-10. In that letter, the company raised similar arguments as to why the Proposal may be properly omitted from its proxy materials. To the extent that letter, or any letter submitted by another company requesting exclusion of a substantially identical proposal, includes additional arguments supporting exclusion, such arguments are equally applicable to the Company.

8 *Cf. Hampden Bancorp, Inc.* (avail. Sept. 5, 2012) (stating that the Staff did not concur that a proposal could be excluded under Rule 14a-8(i)(7) where the proposal was expressly limited to transactions outside of the ordinary course of a company's business and its supporting statement asserted that the "*only* viable alternative for maximizing stockholder value is *to merge or sell the institution*" (emphasis added)).

9 *See, e.g., SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (observing that there was a disconnect between the terms of the proposal and its supporting statement and, therefore, concurring in the exclusion of the proposal under Rule 14a-8(i)(3)); *The Ryland Group* (avail. Feb. 7, 2008) (concurring that a proposal could be excluded under Rule 14a-8(i)(3) where the company argued that the proposal was vague and misleading when read in light of its supporting statement).

The Proposal would Violate Delaware Law.[10] Neither AFSCME nor its counsel has presented any authority to suggest the Proposal is permissible under Delaware law. The Proposal asks for the Company's Board to adopt a resolution forming a director committee, and the Proposal asks that the committee's mandate include a requirement that the committee report to stockholders "no later than" 120 days after the 2013 annual meeting. The Company's Delaware counsel explained why this mandatory deadline would violate Delaware law: directors cannot pre-commit to an arbitrary deadline on when to report to stockholders. AFSCME's counsel does not dispute this conclusion, and even concedes such an absolute deadline is unworkable. *See Grant & Eisenhoffer Letter*, pg. 6 ("[I]t is entirely conceivable that, in exercising its fiduciary responsibilities, the requested Stockholder Value Committee and/or the entire Board may only be able to provide a limited amount of information by the requested 120-day deadline."). To defend the Proposal, AFSCME's counsel relies solely on the precatory nature of the Proposal, taking the remarkable position that a precatory proposal "merely" asking the board to do something can never be excluded under Rule 14a-8(i)(2) or (i)(1).

AFSCME and its counsel misunderstand Rules 14a-8(i)(2) and (i)(1) and the Staff's precedents interpreting them. There are several precedents where the Staff has agreed with the exclusion of precatory proposals under Rules 14a-8(i)(2) and (i)(1).[11] If merely casting a proposal in precatory terms could automatically save a proposal from exclusion, all of these precedents would be wrong. Needless to say, these precedents reach the correct results. Rule 14a-8(i)(2) provides that a proposal may be excluded when the proposal would cause a company to violate state law "if implemented." For a precatory proposal, the Staff will evaluate what the requested action is and evaluate whether the request, "if implemented" by the company, would violate state law. Here, the Proposal is very clear: the Proposal asks for a report on a committee's evaluation of transactions "no later than" the 120-day deadline. There are other parts of the Proposal where the Proponents ask the Board to give the Stockholder Value Committee discretion as to how it will proceed[12], but the 120-day deadline contemplates no discretion or departure from the deadline. It is absolute. If implemented (i.e., if the Board did what the Proponents ask and formed a committee that must report to stockholders "no later than" the 120-day deadline), the Board would have committed the committee to an arbitrary strategy that requires public disclosure even if the committee thinks the disclosure is inadvisable. Neither

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[10] The Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP ("Morris Nichols"), has reviewed this letter and agrees with the description of Delaware law set forth herein.

[11] *See, e.g., The J.M. Smucker Co.* (avail. June 22, 2012) (concurring that a precatory proposal asking a board to amend a company's governing documents to adopt a majority of votes cast voting standard on all matters submitted to stockholders could be excluded under Rule 14a-8(i)(2) where the company argued that, if implemented, the proposal would violate state corporate laws that imposed a higher voting standard for certain matters); *Citigroup Inc.* (avail. Feb. 22, 2012) (concurring that a precatory proposal requesting that a board adopt certain indemnification policies that the company argued would cause it to violate state law could be excluded under Rule 14a-8(i)(2)); *Pennzoil Corp.* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a bylaw that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether . . . the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders").

[12] Paragraph 3 of the Proposal states: "In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee *determines is necessary or appropriate in its sole discretion*" (emphasis added). Paragraph 2 of the Proposal, which imposes the 120-day deadline, does not include language about leaving the reporting requirement to the committee's "discretion": "The Stockholder Value Committee should publicly report on its analysis to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders."

AFSCME nor its counsel can point to any authority rebutting the Company's conclusion that this request, if implemented, would violate Delaware law.[13]

AFSCME's counsel also defends the Proposal as a proper matter for stockholder action because the Proposal does not mandate a Board decision, but instead seeks only to regulate the Board's process for evaluating decisions. *Grant & Eisenhoffer Letter*, pg. 4. As noted above, the Proposal actually mandates a specific Board decision: to disclose director findings on an arbitrary date certain. Accordingly, the Company continues to believe the Proposal is not a proper subject for stockholder action and should therefore be excluded under Rule 14a-8(i)(1).

The Company continues to believe that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in its December 21, 2012 submission. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: AFSCME Employees Pension Fund
Trillium Asset Management, LLC
Mount Saint Scholastica, Inc.
Benedictine Sisters Pan de Vida Monastery
Benedictine Sisters of Virginia
Sisters of Charity of the Incarnate Word

[13] The only legal argument that AFSCME's counsel asserts to contradict Morris Nichols' analysis is a cryptic footnote referencing an unreported decision from the Delaware Court of Chancery, *Unisuper Ltd. v. News Corp.*, 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). *See Grant & Eisenhoffer Letter*, pg. 7 at n.2. However, Morris Nichols' analysis is based on the principles articulated in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), an opinion written by the Delaware Supreme Court, the highest court in Delaware. To the extent that *Unisuper* contradicts *CA, Inc.*, it is clear that *CA, Inc.* governs.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 23, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan and co-filers; request by Citigroup Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") and Trillium Asset Management on behalf of Mount St. Scholastica and co-filers Benedictine Sisters of Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Congregation of the Sisters of Charity of the Incarnate Word (together, the "Proponents") submitted to Citigroup, Inc. ("Citigroup") a stockholder proposal pursuant to Rule 14a-8 (the "Proposal") asking Citigroup's board to appoint a committee (the "Stockholder Value Committee") to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses, and to report on the analysis to stockholders no later than 120 days after the 2013 annual meeting of stockholders.

In a letter dated December 21, 2012 (the "No-Action Request"), Citigroup stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting. Citigroup claims that it may exclude the Proposal pursuant to Rule 14a-8(i)(10), as substantially implemented; Rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations; Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading; Rule 14a-8(i)(2), claiming that the Proposal would cause Citigroup to violate Delaware law; and Rule 14a-8(i)(1), on the ground that the Proposal is not a proper subject for action by stockholders under Delaware law.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

As discussed more fully below, Citigroup has not met its burden of establishing its entitlement to rely on any of those exclusions. Accordingly, we respectfully ask the Division to decline to grant the relief requested by Citigroup.

The Proposal

The Proposal states:

"Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

Citigroup Has Not Substantially Implemented the Proposal Because the Board's Analysis from Early 2009 is Stale, Given the Substantial Regulatory and Market Changes That Have Occurred Since That Time, and Because Citigroup Has Not Provided Comprehensive Disclosure of its Process to Stockholders as Contemplated by the Proposal

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has "substantially implemented" the proposal. The company's actions need not be precisely the same ones requested in proposal, but the proposal's essential objective must be satisfied and the company's actions must "compare favorably" to the steps requested in the proposal. (See Texaco, Inc. (Mar. 28, 1991))

The Proposal first asks for a review by the Stockholder Value Committee of extraordinary transactions that could maximize value for Citigroup's stockholders. Citigroup urges that its formulation of a Value Maximization Strategy, announced on January 16, 2009, and subsequent implementation of that Strategy satisfies this element of the Proposal. This argument is unpersuasive for several reasons.

First, the review leading to the Value Maximization Strategy took place in late 2008 and early 2009, approximately four years ago. Citigroup's characterization of the actions taken to date as a "three-plus year process" (No-Action Request at 2-3) emphasizes how long ago the analysis generating the Value Maximization Strategy was conducted.

Much has changed for banks since early 2009. Space constraints prevent a full discussion here of all of the regulatory changes applicable to large financial institutions adopted since early 2009; three of the most significant measures, however, in terms of impact on profitability and strategy, are listed below:

- Basel III: The Basel Committee on Banking Supervision set forth new requirements in December 2010, specifying stricter capital standards and imposing new liquidity requirements, among other changes. McKinsey has estimated that Basel III will reduce return on equity at US banks by approximately 3 percentage points.[1] As well, compliance with Basel III will involve upgrading systems and processes in a number of areas.[2]
- The Volcker Rule: A section of the 2010 Dodd-Frank law dubbed the "Volcker Rule" after its most prominent supporter, former Fed Chair Paul Volcker, restricts federally regulated banks from engaging in proprietary trading and limits their investments in vehicles such as private equity and hedge funds. Proprietary trading has been very profitable for banks in the last few years.[3] Depending on the definition of proprietary trading used by regulators—final rules have not yet been issued—Standard and Poor's has pegged the decrease in pretax earnings at the eight largest US banks at up to $10 billion annually.[4]
- Regular Stress Testing: Dodd-Frank mandated annual stress testing by the Federal Reserve to evaluate capital adequacy in various scenarios and internal stress testing by banks. Summaries of these tests must be published.[5]

Thus, the regulatory environment now emphasizes larger capital cushions, greater liquidity and less risky activities. All of these developments, which are viewed as likely

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[1] Philipp Harle et al., "Basel III and European Banking: Its Impact, How Banks Might Respond, and the Challenges of Implementation," McKinsey Working Papers on Risk, No. 26, at p. 6 (Nov. 2010) (available at www.mckinsey.com/.../26_Basel_III_and_European_banking.ashx)

[2] "A Closer Look: US Basel III Regulatory Capital Regime and Market Risk Final Rule," Price Waterhouse Coopers, at 1 (July 2012) (available at http://www.pwc.com/en_US/us/financial-services/regulatory-services/publications/assets/pwc-basel-iii-capital-market-risk-final-rule.pdf)

[3] Scott Patterson, "Q&A: The Volcker Rule," The Wall Street Journal, June 13, 2012 (available at http://online.wsj.com/article/SB10001424052702303822204577464661833507038.html))

[4] Christine Harper, "Volcker Rule May Cut $10 Billion in Bank Profit, S&P Says," Bloomberg, Oct. 22, 2012 (available at http://www.bloomberg.com/news/2012-10-22/volcker-rule-may-cut-10-billion-in-bank-profit-s-p-says.html)

[5] See, e.g., Speech by Daniel K. Tarullo at the Clearing House Business Meeting and Conference, "The Evolution of Capital Regulation," Nov. 9, 2011 (available at http://www.federalreserve.gov/newsevents/speech/tarullo20111109a.htm)

to reduce profits at large US banks, occurred after 2009. Accordingly, Citigroup's late 2008/early 2009 analysis could not have taken them into account.

Second, the implementation of the Value Maximization Strategy does not satisfy the Proposal's call for a current review. Citigroup has already executed much of the Value Maximization Strategy, as described in the No-Action Request (pages 2-4 through 2-6):

- Citigroup divided itself into two operating segments, Citicorp and Citi Holdings.
- A committee of Citigroup's board, the no-longer-extant Citi Holdings Oversight Committee, oversaw the "disposition or optimization" of many of Citi Holdings' assets.
- Citigroup exited the Citi Holdings' businesses via over 70 asset or business sales, reducing the proportion of Citigroup's assets in Citi Holdings from 37% to less than 10% as of the end of Q3 2012.

The Proposal's focus, however, is not on analysis Citigroup performed several years ago or steps Citigroup has already taken pursuant to that analysis, but on extraordinary transactions to maximize value starting today. The persistence of the discount assigned to Citigroup's stock by the markets, together with the important changes in the regulatory environment discussed above, reinforce the need for a fresh analysis. An analysis undertaken in late 2008 and early 2009 cannot be said to serve the essential objective of the Proposal.

Third, the Proposal asks that the review and reporting on extraordinary transactions be conducted by a newly constituted committee of independent directors, the Stockholder Value Committee. Citigroup claims that independent board oversight has been accomplished, first by the now-disbanded Citi Holdings Oversight Committee's role in supervising the disposition of Citi Holdings' assets and then by the assignment of oversight responsibility for risk management and divestiture activity to the Risk Management and Finance Committee.

The purpose of constituting the Stockholder Value Committee was to create a subgroup of the board able to focus intensively on reviewing and reporting on extraordinary transactions. That the Risk Management and Finance Committee might sometimes take up asset divestitures, along with its numerous other responsibilities, does not constitute substantial implementation of this element of the Proposal. (See Citigroup Inc. Risk Management and Finance Committee Charter (dated Jan. 18, 2012) (available at http://www.citigroup.com/citi/investor/data/rmfc.pdf) (listing committee's responsibilities, including policies and practices relating to risk management, capital, liquidity and financing, as well as merger, acquisition and divestiture activities))

Finally, the Proposal aims to improve transparency by giving stockholders insight into the Stockholder Value Committee's review and analytical process. Citigroup claims it has substantially implemented this aspect of the Proposal, pointing to various periodic filings disclosing information about the Value Maximization Strategy. Those disclosures, of course, relate to the outdated analysis performed several years ago, so they cannot be said to substantially implement a proposal asking for a new review.

The Staff has declined to allow exclusion where a company disclosed stale data and the proposal requested disclosure of up-to-date information. In Corrections Corporation of America (Feb. 10, 2012), the proposal asked the company to make semi-annual disclosure regarding the board's oversight of the company's efforts to reduce incidents of rape and sexual abuse of prisoners in company facilities, including statistical data by facility regarding such incidents. Corrections Corporation argued that it had substantially implemented the proposal, because it planned to begin making annual reports on efforts to reduce rape and sexual abuse, with links to statistical data reported to the Bureau of Justice Statistics ("BJS"). The proponent pointed out that the BJS data had a substantial time lag, and thus didn't satisfy the proposal's request that data correspond to the current reporting period, and that the BJS data included only a sample of the company's facilities. The Staff did not grant the company's request for relief.

Even if the early 2009 analysis were not stale, the periodic filings cited by Citigroup would not satisfy the Proposal's objective of creating greater transparency regarding the review and analysis of extraordinary transactions. Citigroup's disclosures simply outline steps Citigroup had decided to take, without any comparison of those measures with other possible options. For example, the filing on Form 8-K in which Citigroup announced the Value Maximization Strategy outlined the division of assets between Citicorp and Citi Holdings but did not mention any other transactions considered by the board. (See 8-K filed on Jan. 16, 2009) The Proposal aims to give stockholders insight into the alternatives considered by the Stockholder Value Committee and the analysis it performed in reaching its conclusions. Nothing Citigroup has issued satisfies that objective.

The Proposal Does Not Deal With Citigroup's Ordinary Business Operations Because it Focuses Solely on Extraordinary Transactions, Which Transcend Ordinary Business

Citigroup argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), which allows omission of a proposal if it "deals with a matter relating to the company's ordinary business operations." Citigroup cites three reasons for claiming that the Proposal implicates Citigroup's ordinary business operations, none of which has merit.

First, Citigroup urges that the Proposal relates to non-extraordinary transactions, which the Staff has consistently viewed as supporting exclusion. This argument is difficult to square with the plain language of the Proposal. The resolved clause unambiguously asks that a board Stockholder Value Committee "explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one of more of Citigroup's businesses." (emphasis added) The resolved clause defines an "extraordinary transaction" as one requiring stockholder approval.

Despite the Proposal's clear language, Citigroup claims that the Proposal relates to non-extraordinary transactions because it "fails to identify an extraordinary transaction or significant policy issue." Citigroup points to no determination, and the Proponents are not aware of any, requiring that a proposal specify a particular extraordinary transaction in order to avoid exclusion on ordinary business grounds if it is otherwise clear that the proposal is intended to address only extraordinary transactions.

To be sure, proposals pressing a sale or merger of a company have withstood ordinary business challenge, with the Staff reasoning that they involve only extraordinary transactions and thus transcend day-to-day business operations. (See, e.g., National Technical Systems, Inc. (Mar. 29, 2011) (proposal urging that the company "immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value")) But a proponent should not be required to suggest a specific extraordinary transaction, especially where, as here, a company's size and complexity defy simple solutions and the board, with its superior access to information, is in a better position to explore possible transactions and report to stockholders on that analysis. The Proponents are not wedded to any particular type of extraordinary transaction and the Proposal's language reflects that openness.

Citigroup asserts that the only types of transactions consistent with the Proposal's supporting statement are "asset sales, divestitures and spin-offs." The Proponents disagree. Three of the four paragraphs of the supporting statement describe problems facing Citigroup, including excessive complexity and risk, as well as poor performance on the 2012 Federal Reserve stress test. Only one paragraph discusses the potential benefits of one or more of Citigroup's businesses operating independently. The word spin-off is not used in the Proposal. Citigroup suggests that the Proposal's critique leads in only one direction—disposing of assets—but the Stockholder Value Committee might consider the possibility of acquiring or merging with another company with high-quality operations management or systems, which could then be used to reduce risk and streamline operations. Depending on the structure of and consideration paid for such a transaction, stockholder approval could be required, qualifying the deal as an extraordinary transaction.

Citigroup further argues that the divestitures it says are contemplated by the Proposal "do not even meet the Proponents' definition of 'extraordinary transactions,'" thus supporting exclusion. Delaware law is less absolute than Citigroup asserts, however. Citigroup cites provisions of the Delaware General Corporation Law allowing the board to declare and pay dividends and sell assets that do not comprise "all or substantially all" of a company's assets, in each case without shareholder approval. But Delaware courts have used a multi-factor analysis, incorporating both quantitative and qualitative considerations, in determining whether an asset sale requires shareholder approval. (See Gimbel v. Signal Cos., 316 A.2d 599 (Del. Ch.), aff'd, 316 A.2d 619 (1974)) In one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income. (Katz v. Bregman, 431 A.2d 1274 (Del. Ch.), appeal refused sub nom, Plant Indus. v. Katz, 435 A.2d 1044 (Del. 1981)) For that reason, the Proposal contemplates that a divestiture may be within the purview of the Stockholder Value Committee's analysis, but only if it rises to the level of an extraordinary transaction.

Citigroup relies on language in the Proposal's supporting statement regarding the potential benefits of smaller size and lower risk, as well as the absence of a specific extraordinary transaction, to claim that the Proposal simply "relates to a board of directors' general obligation to maximize stockholder value." The "maximize stockholder value" proposals in the determinations cited by Citigroup are easily distinguished from the Proposal because they explicitly or implicitly encompassed non-extraordinary transactions. Some proposals asked the board to explore strategic alternatives to maximize value, including one or more extraordinary transactions such as a sale or merger; the Staff concluded that the language of those proposals was sufficiently broad to bring in non-extraordinary transactions. (E.g., Donegal Group, Inc. (Feb. 16, 2012) (requesting that the board appoint a committee to explore strategic alternatives to maximize shareholder value, including consideration of a merger)) Other proposals were even more open-ended, addressing "business planning and execution" for value creation. (See PepsiAmerica, Inc. (Feb. 11, 2004))

Where a proposal does limit its focus to extraordinary transactions, however, exclusion is inappropriate. That principle is reflected in the recent Staff determination in Hampden Bancorp, Inc. (Sept. 5, 2012). The proposal submitted to Hampden Bancorp asked that the board "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." Hampden Bancorp argued, among other things, that the proposal implicated the company's ordinary business operations due to its discussion of shareholder value maximization. The proponent countered that the plain language of the resolved clause limited the proposal's coverage to extraordinary transactions. The Staff declined to grant relief.

Second, Citigroup contends that the Proposal micromanages the company's business strategy because it "place[s] too much emphasis on asset divestitures." As discussed above, the Proposal's focus is not nearly as narrow as Citigroup's characterization suggests. Even if it were, Citigroup's objections to the Proposal do not implicate the core concerns behind the ordinary business exclusion: that stockholders not interfere with day-to-day management tasks and that stockholders not insert themselves into matters of a complex nature on which they are not in a position to make an informed judgment. (Exchange Act Release No. 40018 (May 21, 1998) Extraordinary transactions are, by definition, not day-to-day management matters. That they require stockholder approval reflects a conclusion by state lawmakers or stock exchange regulators that stockholders are capable of making an informed judgment about them. Indeed, a stockholder approval requirement reflects a belief that extraordinary transactions should not proceed at all without stockholder input. Citigroup's arguments regarding the desirability of offering clients several different kinds of banking services are more appropriately made in the statement in opposition to the Proposal; they do not support a conclusion that the Proposal inappropriately micromanages Citigroup.

Finally, Citigroup urges that the Proposal's 120-day time frame for the Stockholder Value Committee's report to stockholders constitutes micromanagement. The company cites to Exchange Act Release No. 40018 as supporting exclusion; that release does state that "specific time-frames or methods for implementing complex policies" may constitute micromanagement. But the release clarified that not all proposals promoting time-frames implicate ordinary business concerns. (Exchange Act Release No. 40018 (May 21, 1998))

The determinations cited in the proposing release preceding Release 40018 shed light on the kinds of time-frames the Commission saw as problematic: One proposal "sought to establish the interval" between share repurchases and the other "sought to impose earlier timetable for cessation of CFC production" by a chemical company. (Exchange Act Release No. 39093, fn. 79 (Sept. 18, 1997)) Unlike those proposals, the Proposal does not seek to alter the timing of a day-to-day management activity such as share repurchases or product discontinuance. Instead, it simply asks that the analysis and report on extraordinary transactions be provided to stockholders within a reasonable amount of time after Citigroup's annual meeting.

In sum, the Proposal does not deal with Citigroup's ordinary business operations. Its scope is explicitly limited solely to extraordinary transactions, a subject the Staff has consistently found to transcend ordinary business. The focus on extraordinary transactions requiring stockholder approval means that, by definition, the Proposal does not address day-to-day management matters or complex subjects unsuited for stockholder consideration. Accordingly, the Proponents respectfully urge that exclusion of the Proposal in reliance on the ordinary business exclusion is inappropriate.

The Proposal's Clear Focus on Extraordinary Transactions Means That Both Stockholders and Citigroup Can Tell What the Proposal Seeks to Do

Citigroup claims that the Proposal is excessively vague and thus excludable pursuant to Rule 14a-8(i)(3) as materially false or misleading. Specifically, Citigroup urges that the term "extraordinary transaction" is too vague because there is no explanation of the types of transactions for which stockholder approval would be required under applicable law or stock exchange listing standard.

The Proposal need not set forth all such transactions, however, to avoid exclusion on vagueness grounds. Staff Legal Bulletin 14B explained that a proposal may be excluded as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (http://www.sec.gov/interps/legal/cfslb14b.htm) That standard is not met here.

The Proposal clearly asks that the Stockholder Value Committee be appointed to explore extraordinary transactions, and defines extraordinary transactions as those for which a stockholder vote is required. Such transactions can take many forms. As discussed above, an asset sale might or might not require a stockholder vote, depending on factors such as the proportion of assets being sold and the nature and profitability of the assets remaining with the company. Similarly, an acquisition might not require stockholder approval under state law, but the company's issuance of shares to use as consideration for the deal might trigger a stockholder approval requirement under an exchange listing standard. The Proposal need not describe all such circumstances to avoid exclusion on vagueness grounds—which in any event would not be feasible within a 500-word proposal--given that the Proposal clearly communicates to both stockholders and Citigroup the process the Proponents are advocating.

In a related argument, Citigroup urges that the supporting statement does not describe any extraordinary transaction, and that the alleged conflict between the supporting statement and the resolved clause renders the Proposal misleading and thus excludable. As discussed above, neither the resolved clause nor the supporting statement promotes any particular extraordinary transaction. The supporting statement does not, as Citigroup argues, focus exclusively on asset divestitures; even if it did, applicable law could, under some circumstances, require a stockholder vote. Finally, the statements someone like Phil Purcell made on CNBC supporting allegedly non-extraordinary spin-offs are not relevant to how stockholders would view the Proposal's focus. The unambiguous language of the resolved clause communicates to stockholders that the Proposal asks Citigroup to constitute a Stockholder Value Committee to review and report on extraordinary transactions to maximize stockholder value.

Last, Citigroup attacks the assertion in the supporting statement that Citigroup failed the Federal Reserve's stress test in March 2012. If the Staff believes it would be useful, the Proponents are willing to clarify that statement to indicate that Citigroup's request to return cash to stockholders was denied by the Federal Reserve due to concerns over capital adequacy.

The Proposal is a Proper Subject for Stockholder Action Under Delaware Law and Would Not Cause Citigroup to Violate Delaware Law, as it Focuses on Establishing a Process Rather Than Mandating a Substantive Outcome and Would Not Require Citigroup's Board to Violate Its Fiduciary Duties

In related arguments, Citigroup claims that the Proposal is excludable pursuant to Rule 14a-8(i)(1), as not a proper subject for stockholder action under Delaware law, and Rule 14a-8(i)(2), on the ground that the Proposal, if implemented, would cause Citigroup to violate Delaware law. To support this argument, Citigroup relies on an opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Morris Nichols Opinion").

The attached opinion of the Delaware firm of Grant & Eisenhofer, P.A. (the "G&E Opinion) refutes the conclusions reached in the Morris Nichols Opinion and concludes that the Proposal is a proper subject for stockholder action under Delaware law and would not cause Citigroup to violate Delaware law, if implemented.

As discussed more fully therein, the G&E Opinion disputes the notion that the non-binding Proposal is an improper subject for stockholder action under Delaware law. The G&E Opinion asserts that Delaware case law clearly delineates between proposals establishing or regulating a process for substantive decision making, which are proper, and those that mandate the substance of the decision, which are improper. The G&E Opinion concludes that the Proposal relates to a process for Citigroup's board to consider and evaluate possible corporate transactions, noting that Delaware courts have upheld numerous similar precatory proposals for board consideration of extraordinary transactions.

The G&E Opinion also counters the Morris Nichols' Opinion's claim that implementing the Proposal would cause Citigroup's board to violate its fiduciary duties. The G&E Opinion points out that the non-binding Proposal would not <u>require</u> the Board to do anything at all. Instead, it constitutes a strong suggestion from stockholders regarding a process they view as desirable. In that key respect, the G&E Opinion explains, the Proposal differs from the binding proposal at issue in *CA, Inc. v. AFSCME Employees Pension Plan*, on which the Morris Nichols Opinion relies.

* * * *

Citigroup has not met its burden of establishing its entitlement to exclude the Proposal in reliance on any of the bases it cites in the No-Action Request. Accordingly, we respectfully ask that Citigroup's request for relief be denied. We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Shelley J. Dropkin
Managing Director and Deputy Corporate Secretary and General Counsel, Corporate Governance
Citigroup Inc.

Jonas Kron
Trillium Asset Management

Sr. Rose Marie Stallbaumer
Mount. St. Scholastica and Benedictine Sisters of Pan de Vida Monastery

Sr. Henry Marie Zimmerman
Benedictine Sisters of Virginia

W. Esther Ng
Sisters of Charity of the Incarnate Word

Attached Opinion of Grant & Eisenhofer



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

January 18, 2013

VIA OVERNIGHT MAIL

Mr. Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L. Street, N.W.
Washington, DC 20036

Re: **Shareholder Proposal Submitted by American Federation of State, County and Municipal Employees, Employees Pension Plan, for Inclusion in Citigroup Inc.'s 2013 Proxy Statement**

Dear Mr. Jurgonis:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Plan") to Citigroup, Inc. ("Citigroup" or the "Company"), a Delaware corporation, would be a proper action for shareholders under Delaware law and whether the Proposal would, if adopted and implemented, violate Delaware law.

You have furnished us with, and we have reviewed, copies of the Proposal and the supporting statement submitted to the Company, as well as a letter dated November 1, 2012 which accompanied your submission of the Proposal to the Company. We have also reviewed a letter from the Company dated December 21, 2012 to the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") stating that the Company intends to omit the Proposal from its proxy materials to be distributed in connection with the Company's 2013 annual meeting (the "Proxy Statement") and an attached letter to the Company from Morris, Nichols, Arsht & Tunnell, dated December 20, 2012 (the "Morris Nichols Opinion") expressing the opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law; and that therefore (ii) the Proposal is not a proper subject for shareholder



action under Delaware law. We have also reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Company's By-laws, as amended (the "Bylaws"), and such other documents as we deemed necessary and appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

I. Summary Of The Proposal

The Proposal (a copy of which is attached hereto as "Exhibit A") requests that the Company's board of directors (the "Board") "promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses." The Proposal further asks that the "Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders." Finally, the Proposal asks that "the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion."

II. Summary Of Our Opinion

Implementation of the Proposal would not violate Delaware law. To the contrary, the Proposal *requests* that the Board exercise its managerial authority in a manner which is wholly consistent with the provisions of the Delaware General Corporation Law (the "DGCL") and common law.

Under Delaware law, a corporation's board of directors is charged with the management of the corporation. 8 Del. C. § 141(a). In this regard, directors are charged with exercising their management responsibilities consistent with their fiduciary duties of loyalty, competence, care and good faith in furthering the interests of both the corporation and its stockholders. *In re Lear Corp. Shareholder Litigation*, 967 A.2d 640, 655 (Del. Ch. 2008). Delaware courts have interpreted this as requiring that corporate directors be free to exercise their fiduciary discretion in the exercise of their managerial authority. *See, CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008); *Pfeiffer v. Toll*, 989 A.2d 683 (Del. Ch. 2010), abrogated on other grounds by *Kahn v. Kolberg Kravis Roberts & Co.*, 23 A.3d 831 (Del. 2011).

The argument asserted by Citigroup's Delaware counsel – that the requested report by the Stockholder Value Committee would constitute an impermissible abdication of the board's fiduciary duties – is both incorrect and misreads the Proposal. None of the cases cited by Citigroup's Delaware counsel support the conclusion that the Proposal would violate Delaware law. Moreover, the Morris Nichols Opinion incorrectly bases its opinion that the Proposal is not a proper subject for shareholder action entirely on a plain misreading of the Proposal. Under the analysis articulated by the Delaware Supreme Court in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), the Proposal is a proper subject for shareholder action. Further, the Proposal, if adopted and implemented, would not violate Delaware law.

III. Analysis Of The Proposal Under The Delaware General Corporation Law (the "DGCL")

A. The Proposal Is A Proper Subject Of Shareholder Action Under The Delaware Supreme Court's Decision in *CA, Inc. v. AFSCME Employees Pension Plan*

In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), the Delaware Supreme Court established a framework for considering whether proposed stockholder action was appropriate under Delaware law, and resolved an ongoing debate regarding to what extent shareholder action can limit the managerial authority vested in corporate boards under Section 141 of the DGCL. In *CA*, the shareholder proponent submitted a proposed bylaw amendment that would have required the company to reimburse stockholders for expenses incurred in conducting a proxy contest. In competing "no-action" letters before the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the company and shareholder disagreed on whether the proposal could be excluded from the company's proxy materials because it would violate Delaware Law. Rather than purporting to resolve this contested issue, the SEC certified two questions to the Delaware Supreme Court: 1) whether the proposal was "a proper subject for action by shareholders as a matter of Delaware law"; and 2) whether the proposal, if adopted, would "cause [the company] to violate any Delaware law to which it is subject." *CA*, 953 A.2d at 231.

In accepting the certified questions, the Delaware Supreme Court undertook an analysis of the scope of authority of both a corporation's board of directors and its stockholders under Delaware law. *Id.*, at 231-232. In addition, the Court noted that in determining whether a shareholder proposal is a proper subject for shareholder action under Delaware law, it must start by examining the scope of shareholder authority, and then examine whether the proposal in question falls within the permissible scope of such authority. *Id.*, at 232.

Thus, the initial question which must be answered is whether the Proposal is a proper subject of shareholder action under Delaware law.[1] The Court in *CA* framed the

[1] The Morris Nichols Opinion completely ignores the first step in the analysis conducted by the Supreme Court in *CA*, and merely concludes that because of its opinion under the second step of the *CA* analysis, the

relevant inquiry as "whether the Bylaw is one that establishes or regulates a process for substantive director decision-making, or one that mandates the decision itself." *CA*, 953 A.2d at 235. In that instance, the Court found that the bylaw proposal at issue, even though it required the reimbursement of funds to stockholders, had "both the intent and the effect of regulating the process for electing directors[.]" *Id.* at 236. Because the "regulatory" nature of the proposal related to the process of electing directors, the Court found that it was a proper subject for shareholder action under Delaware law.

Although the proposed bylaw at issue in *CA* related to corporate elections, the Supreme Court explained that the scope of appropriate shareholder action is not limited by subject matter, but extends to defining the processes and procedures that govern the operation of the enterprise. The Court explained that shareholder proposals and bylaw amendments are "not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *Id.*, 953 A.2d at 235 (citations omitted). Thus, the shareholder proposal in *CA* was a proper subject of shareholder action as it related to shareholders' right "to participate in selecting the contests for election to the board." *CA*, 953 A.2d at 237.

The Proposal at issue here is a proper subject of shareholder action because it relates to a proposed process for the board to consider and evaluate possible corporate transactions, but does not mandate or require any particular business decision. Delaware law is clear that stockholders may act to create or eliminate committees of a board of directors. *See Hollinger International, Inc. v. Black*, 844 A.2d 1022, 1078 (Del. Ch. 2004) ("Stockholders are invested by [DGCL] § 109 with a statutory right to adopt bylaws. By its plain terms, § 109 provides stockholders with a broad right to adopt bylaws relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (citation and quotation omitted). And in fact Delaware law is replete with cases involving precatory shareholder requests for board consideration of similar extraordinary transactions, and none of these cases have found such requests to be inappropriate subjects of shareholder action. *See, Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786, 790 (Del. Ch. 2007) (noting minority shareholder's precatory resolution calling for the company's board to sell the company at auction was voted on by stockholders); *In re Talley Industries, Inc. Shareholders Litigation*, 1998 WL 191939, *1 (Del. Ch. 1998) (noting the consideration by the corporation and shareholder votes held on "a series of shareholder proposals recommending that the Talley board take certain actions (including the hiring of an investment banking form for the purpose of evaluating the Company)..."; *Carson Pirie Scott & Co. v. Gould*, 1995 WL 419980, *1 (Del. Ch. 1995) (noting the

---

Proposal is not a proper subject for shareholder action. As a result, the Morris Nichols Opinion has failed to properly consider the nature of the Proposal in reaching its determination on this point.

submission of a precatory shareholder resolution concerning the sale of the company which was voted on at the company's annual meeting); and *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988) (involving, in part, a precatory shareholder proposal requesting a restructuring of the company which was considered by the company), rejected on other grounds by *City of Westland Police & Fire Retirement System v. Axcelis Technologies, Inc.*, 1 A.3d 281 (Del. 2010).

The Proposal is clearly an appropriate matter for shareholder action under the analysis utilized by the Delaware Supreme Court in *CA*, as it requests the creation of a new committee by the Board to investigate possible transactions that would advance both corporate and shareholder interests. Such requests are common under Delaware law, and have not been found to by the Delaware courts to exceed the scope of shareholder authority.

B. The Proposal, If Adopted, Would Not Cause Citigroup To Violate Delaware Law

The Proposal complies with Delaware law in allowing the Board and the requested Stockholder Value Committee to exercise their full power in following their fiduciary duties in considering any potential extraordinary transactions that may further the Company's and its shareholders' interests. As stated in the Proposal, the shareholders "urge" that the Board create the requested Stockholder Value Committee to "explore extraordinary transactions that could enhance stockholder value." In addition, the Proposal requests that the "Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days" after the Company's annual meeting. Finally, the Proposal requests that "the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion." Nothing in these requests in any way prevents the Board from managing the affairs of the Company as provided by DGCL § 141(a), or fulfilling its fiduciary duties. In fact, the Proposal is consistent with § 141(a) in requesting that the Board and the proposed Stockholder Value Committee exercise their sole discretion in carrying out the requested inquiry.

Ignoring the actual language of the proposal, Morris Nichols argues that the Proposal, if implemented, would cause the Company to violate Delaware law, because it would constitute an impermissible "abdication" of the directors' fiduciary duties and would impermissibly limit the Board's managerial authority. Morris Nichols Opinion at 2-5. Morris Nichols is completely wrong, and its analysis is a plain misrepresentation of the nature of the Proposal. Based on the *actual language* of the Proposal, it is clear that the Proposal would not cause Citigroup to violate Delaware law.

The Proposal makes no reference to anything the Board or the proposed Stockholder Value Committee "shall," "must," or "will" do. Indeed, the Proposal is not a binding determination or prescription of what the Board must do, but is merely an urgent request for the Board to take certain steps, consistent with its responsibility to manage the affairs of the Company and its fiduciary duties, to investigate possible transactions that may enhance the Company's value. The Proposal does not set forth any restriction on the types of transactions the Board and Stockholder Value Committee may consider, or require that any decision be made.

The Proposal, even if approved by the shareholders, would not "require" the Company or its Board of Directors to do anything. The Proposal does not require the Board to establish any committee, to present any report within 120 days, or even make any decisions at all with any particular period of time. The Proposal merely requests the Board to consider doing such things. As such, it is entirely conceivable that, in exercising its fiduciary responsibilities, the requested Stockholder Value Committee and/or the entire Board may only be able to provide a limited amount of information by the requested 120-day deadline. Nothing in the Proposal requires the requested Stockholder Value Committee or the Board to provide information that would breach the directors' fiduciary duties.

Morris Nichols' critical mistake in analyzing the Proposal, and thus its reliance on the Delaware court decisions it cites, comes from treating the Proposal as a rigid, mandatory edict which will bind the requested Stockholder Value Committee and Board actions. Morris Nichols is simply wrong. Thus, their professed concerns with the suggested deadline and requested report are incorrectly framed as requirements where they are not.

For this reason, Morris Nichols' reliance on the Supreme Court's decision in *CA* is completely misplaced. The proposed *bylaw amendment* at issue in *CA*, if implemented, would have required the directors to authorize the payment of corporate funds under certain circumstances. The *only* reason that the Court in *CA* rejected the proposed bylaw there was because it would have precluded the directors from exercising fiduciary discretion in determining whether to authorize the expenditure of corporate funds. The Court stated:

> It is in this respect that the proposed Bylaw, as written, would violate Delaware law if enacted by CA's shareholders. As presently drafted, the Bylaw would afford CA's directors full discretion to determine what amount of reimbursement is appropriate, because the directors would be obligated to grant only the "reasonable" expenses of a successful short slate. Unfortunately, that does not go far enough, because the Bylaw contains no language or provision that would reserve to CA's directors

their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all.

CA, 953 A.2d at 240.

The precatory Proposal at issue here is completely different from the mandatory bylaw rejected by the Court in *CA*. The Proposal, if adopted, would not require the expenditure of any corporate funds *at all*. *Cf. CA*, 923 A.2d at 240 ("the Bylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could exclude."). The Proposal does not require the Board to enter into a transaction by a certain deadline, or even require the Board to report on the requested Stockholder Value Committee's findings at any time. It merely requests that the committee be formed for the purpose of considering certain extraordinary transactions, and asks that a report on those considerations be provided within 120 days following Citigroup's annual meeting. There is nothing in the Proposal that would require the directors to breach their fiduciary duties in providing information relating to the Stockholder Value Committee's findings. The precatory nature of the Proposal in this matter allows the Board their full power to exercise their fiduciary duties, and therefore the Proposal would not cause Citigroup to violate Delaware law.

Finally, Morris Nichols' argument that the Board "cannot enter into a contract that would prevent the board from completely discharging its fundamental management duties to the corporation ... Nor can a contract limit in a substantial way the freedom of director decisions on matters of management policy" is completely beside the point.[2] Morris Nichols Opinion at 4 (quotations and citations omitted). The plain language of the Proposal does not require the Board to enter into any contract, or limit the Board's freedom to manage the affairs of the Company. The Proposal is nothing more than a request for the Board to exercise its fiduciary duties in considering whatever extraordinary transactions may be available to the Company and which would further the Company's and its shareholders' interests. As such, implementing the Proposal would not cause Citigroup to violate Delaware law. The Board would be free to make any decisions consistent with its fiduciary responsibilities, and nothing in the Proposal requires otherwise.

[2] There is also reason to doubt the veracity of Morris Nichols' assertion on this point in light of the Delaware Court of Chancery's decision in *Unisuper Ltd. v. News Corp.*, No. 1699-N, 2005 WL 3529317 (Del. Ch, December 20, 2005) (holding that stockholders may restrict a corporate board's managerial authority and assert director control over the business and affairs of the corporation without violating the DGCL).

IV. Conclusion

Based upon the foregoing, it is our opinion that the Stockholder Value Committee contemplated by the Proposal would be a proper subject for action by shareholders at Citigroup's annual meeting of shareholders. Similarly, it is our opinion that the Stockholder Value Committee contemplated by the Proposal, if adopted and implemented, *would not* cause Citigroup to violate Delaware law, and that a Delaware Court would conclude that such a request, approved by the vote of a majority of shareholders, is valid.

This opinion is furnished to you solely for your benefit in connection with the Proposal and is not to be used or relied upon by any person without our express written permission; provided that we hereby consent to your furnishing a copy of this opinion to the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Sincerely,



GRANT & EISENHOFER, P.A.

EXHIBIT A

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

Despite some positive steps taken since the start of the financial crisis, we believe Citigroup's progress toward simplifying and de-risking its business has been slow and incomplete. Citigroup boasts many attractive attributes, but remains burdened by excessive complexity, as well as the stigma and risks associated with being named a "too big to fail" institution. These factors could threaten stockholder return through breakdowns in risk management, increased regulatory scrutiny, higher litigation expense, greater capital requirements and poor public perception, among other challenges.

Citigroup's shares have consistently traded below book value since late 2008. Citigroup failed the Federal Reserve's CCAR stress tests in March 2012 and regulators continue to forbid it from returning significant capital to stockholders due to concerns over its financial stability. A recent survey of U.S. consumers by the Reputation Institute ranked Citigroup's reputation as 146th out of 150 major companies included in the study.

While there are economies of scale in banking up to a certain level, a point can be reached where the complexities of operation become such a burden that further growth reduces profitability. The evidence is mounting that Citigroup has reached the point where stockholders would benefit from restructuring. A growing number of market experts, including former Morgan Stanley CEO Phil Purcell and former FDIC Chair Shelia Bair, have voiced this opinion.

Citigroup has a number of business units that could thrive individually. At present, however, these businesses are managed together in a financial conglomerate that

houses nearly $2 trillion in assets, billions more in off-balance sheet exposures, and approximately a quarter of a million employees across 140 countries with dozens of separate interest rate and currency regimes. Allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures could ultimately prove more fruitful for stockholders than continuing on the present course.

We urge stockholders to vote for this proposal.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 21, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Mount Saint Scholastica, Inc., the AFSCME Employees Pension Plan, the Benedictine Sisters Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Sisters of Charity of the Incarnate Word

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mount Saint Scholastica, Inc. and the AFSCME Employees Pension Plan (together, the "Proponents") and by the Benedictine Sisters Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Sisters of Charity of the Incarnate Word (together, the "Co-Filers") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2013 annual meeting of stockholders. Mount Saint Scholastica, Inc. has authorized Trillium Asset Management, LLC to act on its behalf with respect to all aspects of the Proposal. The Proponents' addresses and telephone numbers are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials pursuant to (i) Rule 14a-8(i)(10); (ii) Rule 14a-8(i)(7); (iii) Rule 14a-8(i)(3); (iv) Rule 14a-8(i)(2); and (v) Rule 14a-8(i)(1).

By copy of this letter and the attached material, the Company is notifying the Proponents and the Co-Filers of its intention to exclude the Proposal from its 2013 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2013 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Mount Saint Scholastica, Inc.
801 S. 8th Street
Atchison, KS 66002
(913) 360-6200 (t)
(913) 360-6190 (f)

Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111
(617) 423-6655 (t)
(617) 482-6179 (f)

AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036
(202) 775-8142 (t)
(202) 785-4606 (f)

Benedictine Sisters Pan de Vida Monastery
Apdo, Postal 105-3
Torreon, Coahuila C.P. 27000
Mexico

Benedictine Sisters of Virginia
9535 Linton Hall Road
Bristow, VA 20136

Sisters of Charity of the Incarnate Word
4503 Broadway Street
San Antonio, TX 78209

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)



Trillium Asset Management Corporation
www.trilliuminvest.com


RECEIVED
NOV - 2 2012
ROHAN S. WEERASINGHE

November 1, 2012

Rohan Weerasinghe
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Weerasinghe,

Trillium Asset Management, LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible and sustainable asset management. We currently manage about $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with the company on behalf of our client, Mount Saint Scholastica, Inc. This proposal is being co-lead filed with the AFSCME Employees Pension Plan. The concerns expressed in the proposal are also shared by our clients Marcia Levine, the Ostara Foundation and Barbara Meyer who fully support this shareholder proposal. We submit this shareholder proposal for inclusion in the company's 2013 proxy materials, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Mount Saint Scholastica, Inc. holds beneficially more than $2,000 of Citigroup Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. It will remain invested in this position continuously through the date of the 2013 annual meeting. Documentation of ownership from its custodian will be provided under separate cover. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement

enclosures

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

Despite some positive steps taken since the start of the financial crisis, we believe Citigroup's progress toward simplifying and de-risking its business has been slow and incomplete. Citigroup boasts many attractive attributes, but remains burdened by excessive complexity, as well as the stigma and risks associated with being named a "too big to fail" institution. These factors could threaten stockholder return through breakdowns in risk management, increased regulatory scrutiny, higher litigation expense, greater capital requirements and poor public perception, among other challenges.

Citigroup's shares have consistently traded below book value since late 2008. Citigroup failed the Federal Reserve's CCAR stress tests in March 2012 and regulators continue to forbid it from returning significant capital to stockholders due to concerns over its financial stability. A recent survey of U.S. consumers by the Reputation Institute ranked Citigroup's reputation as 146th out of 150 major companies included in the study.

While there are economies of scale in banking up to a certain level, a point can be reached where the complexities of operation become such a burden that further growth reduces profitability. The evidence is mounting that Citigroup has reached the point where stockholders would benefit from restructuring. A growing number of market experts, including former Morgan Stanley CEO Phil Purcell and former FDIC Chair Shelia Bair, have voiced this opinion.

Citigroup has a number of business units that could thrive individually. At present, however, these businesses are managed together in a financial conglomerate that



houses nearly $2 trillion in assets, billions more in off-balance sheet exposures, and approximately a quarter of a million employees across 140 countries with dozens of separate interest rate and currency regimes. Allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures could ultimately prove more fruitful for stockholders than continuing on the present course.

We urge stockholders to vote for this proposal.



Mount St. Scholastica

Benedictine Sisters

Jonas Kron
Vice-President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on Mount Saint Scholastica, Inc.'s behalf at Citigroup Inc. (C).

Mount Saint Scholastica is the beneficial owner of over $2,000 worth of C common stock that it has continuously held for more than one year. Mount Saint Scholastica intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

Mount Saint Scholastica specifically gives Trillium Asset Management, LLC full authority to deal, on it behalf, with any and all aspects of the aforementioned shareholder proposal. Mount Saint Scholastica understands that its name may appear on the corporation's proxy statement as a filer of the aforementioned proposal.

Sincerely,

Rose Marie Stallbaumer OSB

Sister Rose Marie Stallbaumer, OSB
Mount St Scholastica Treasurer

10-31-12
Date

801 S. 8TH STREET | ATCHISON KS 66002 | 913 360 6200 | FAX [illegible]


Merrill Lynch
Wealth Management
Bank of America Corporation

November 5, 2012

Re: Mt St Scholastica, account [redacted]

This letter is to confirm that Merrill Lynch/Bank of America holds as custodian for the above account 60 shares of common stock in Citigroup, Inc). These 60 shares have been held in this account continuously for one year prior to November 1, 2012.

These shares are held at Depository Trust Company under the nominee name of Merrill Lynch/Bank of America.

This letter serves as confirmation that the shares are held by Merrill Lynch/Bank of America.

Sincerely,

Jody Herbert, CA

Merrill Lynch

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 7, 2012

Mount Saint Scholastica, Inc.
c/o Trillium Asset Management
711 Atlantic Avenue
Boston, Massachusetts 02111
Attention: Jonas Kron
Vice President

Dear Mr. Kron:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Mount Saint Scholastica, Inc. for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance


AFSCME
We Make America Happen


RECEIVED
NOV - 2 2012
ROHAN S. WEERASINGHE

EMPLOYEES PENSION PLAN

November 1, 2012

<u>VIA OVERNIGHT MAIL and FAX (212)-793-3946</u>

Citigroup, Inc.
399 Park Avenue
New York, New York 10022
Attention: Mr. Rohan Seneka Weerasinghe, General Counsel and Corporate Secretary

Dear Mr. Weerasinghe:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Citigroup, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") along with co-lead filer Mount St. Scholastica, Inc. The Plan is the beneficial owner of 76,602 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. "

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

Despite some positive steps taken since the start of the financial crisis, we believe Citigroup's progress toward simplifying and de-risking its business has been slow and incomplete. Citigroup boasts many attractive attributes, but remains burdened by excessive complexity, as well as the stigma and risks associated with being named a "too big to fail" institution. These factors could threaten stockholder return through breakdowns in risk management, increased regulatory scrutiny, higher litigation expense, greater capital requirements and poor public perception, among other challenges.

Citigroup's shares have consistently traded below book value since late 2008. Citigroup failed the Federal Reserve's CCAR stress tests in March 2012 and regulators continue to forbid it from returning significant capital to stockholders due to concerns over its financial stability. A recent survey of U.S. consumers by the Reputation Institute ranked Citigroup's reputation as 146th out of 150 major companies included in the study.

While there are economies of scale in banking up to a certain level, a point can be reached where the complexities of operation become such a burden that further growth reduces profitability. The evidence is mounting that Citigroup has reached the point where stockholders would benefit from restructuring. A growing number of market experts, including former Morgan Stanley CEO Phil Purcell and former FDIC Chair Shelia Bair, have voiced this opinion.

Citigroup has a number of business units that could thrive individually. At present, however, these businesses are managed together in a financial conglomerate that

houses nearly $2 trillion in assets, billions more in off-balance sheet exposures, and approximately a quarter of a million employees across 140 countries with dozens of separate interest rate and currency regimes. Allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures could ultimately prove more fruitful for stockholders than continuing on the present course.

We urge stockholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 1, 2012

<u>VIA OVERNIGHT MAIL and FAX (212)-793-3946</u>

Citigroup, Inc.
399 Park Avenue
New York, New York 10022
Attention: Mr. Rohan Seneka Weerasinghe, General Counsel and Corporate Secretary

Dear Mr. Weerasinghe:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

November 1, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for CITIGROUP (cusip 172967424)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **76,602 shares of Citigroup** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Citigroup** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 5, 2012

Mr. Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Dear Mr. Jurgonis:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the AFSCME Employees Pension Plan for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com



RECEIVED
NOV - 6 2012
ROHAN S. WEERASINGHE

November 6, 2012

Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Weerasinghe:

I am writing you on behalf of Benedictine Sisters of Pan de Vida Monastery, Torreon, Mexico to co-file the stockholder resolution on a Report on the Strategic Alternatives to Citigroup's Structure. In brief, the proposal states: Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that: The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses; the Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders; in carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners 200 shares of Citigroup, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB
Investment Coordinator
11-6-2012

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

Despite some positive steps taken since the start of the financial crisis, we believe Citigroup's progress toward simplifying and de-risking its business has been slow and incomplete. Citigroup boasts many attractive attributes, but remains burdened by excessive complexity, as well as the stigma and risks associated with being named a "too big to fail" institution. These factors could threaten stockholder return through breakdowns in risk management, increased regulatory scrutiny, higher litigation expense, greater capital requirements and poor public perception, among other challenges.

Citigroup's shares have consistently traded below book value since late 2008. Citigroup failed the Federal Reserve's CCAR stress tests in March 2012 and regulators continue to forbid it from returning significant capital to stockholders due to concerns over its financial stability. A recent survey of U.S. consumers by the Reputation Institute ranked Citigroup's reputation as 146th out of 150 major companies included in the study.

While there are economies of scale in banking up to a certain level, a point can be reached where the complexities of operation become such a burden that further growth reduces profitability. The evidence is mounting that Citigroup has reached the point where stockholders would benefit from restructuring. A growing number of market experts, including former Morgan Stanley CEO Phil Purcell and former FDIC Chair Shelia Bair, have voiced this opinion.

Citigroup has a number of business units that could thrive individually. At present, however, these businesses are managed together in a financial conglomerate that houses nearly $2 trillion in assets, billions more in off-balance sheet exposures, and approximately a quarter of a million employees across 140 countries with dozens of separate interest rate and currency regimes. Allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures could ultimately prove more fruitful for stockholders than continuing on the present course.

We urge stockholders to vote for this proposal.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com


citi

VIA UPS

November 7, 2012

Benedictine Sisters of Pan de Vida Monastery
801 S. 8th Street
Atchison, Kansas 66002
Attention: Sister Rose Marie Stallbaumer, OSB

Dear Sister Rose Marie:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Benedictine Sisters of Pan de Vida Monastery for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Please note that you are required to provide Citigroup with a written statement from the record holder of the Benedictine Sisters of Pan de Vida Monastery's securities that the Benedictine Sisters of Pan de Vida Monastery has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance





November 6, 2012

Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup
399 Park Avenue
New York, NY 10043

RE: Co-filling of shareholders resolution with Mt. St. Scholastica
FAO: Mt St Scholastica Torreon Mission, TIN# [redacted]

Dear Rohan Weerasinghe,

As of November 6, 2012, Benedictine Sisters of Monasterio Pan de Vida held in the Mount St. Scholastica Torreon Mission Account held, and has held continuously for at least one year, 200 shares of Citigroup common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993


C
S
P
B

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 2, 2012


RECEIVED
NOV 12 2012
ROHAN S. WEERASINGHE

Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Weerasinghe:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on a Report on the Strategic Alternatives to Citigroup's Structure. In brief, the proposal states: Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that: The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses; the Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders; in carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 200 shares of Citigroup, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation ofone or more of Citigroup's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

Despite some positive steps taken since the start of the financial crisis, we believe Citigroup's progress toward simplifying and de-risking its business has been slow and incomplete. Citigroup boasts many attractive attributes, but remains burdened by excessive complexity, as well as the stigma and risks associated with being named a "too big to fail" institution. These factors could threaten stockholder return through breakdowns in risk management, increased regulatory scrutiny, higher litigation expense, greater capital requirements and poor public perception, among other challenges.

Citigroup's shares have consistently traded below book value since late 2008. Citigroup failed the Federal Reserve's CCAR stress tests in March 2012 and regulators continue to forbid it from returning significant capital to stockholders due to concerns over its financial stability. A recent survey of U.S. consumers by the Reputation Institute ranked Citigroup's reputation as 146th out of 150 major companies included in the study.

While there are economies of scale in banking up to a certain level, a point can be reached where the complexities of operation become such a burden that further growth reduces profitability. The evidence is mounting that Citigroup has reached the point where stockholders would benefit from restructuring. A growing number of market experts, including former Morgan Stanley CEO Phil Purcell and former FDIC Chair Shelia Bair, have voiced this opinion.

Citigroup has a number of business units that could thrive individually. At present, however, these businesses are managed together in a financial conglomerate that houses nearly $2 trillion in assets, billions more in off-balance sheet exposures, and approximately a quarter of a million employees across 140 countries with dozens of separate interest rate and currency regimes. Allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures could ultimately prove more fruitful for stockholders than continuing on the present course.

We urge stockholders to vote for this proposal.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 14, 2012

Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217
Attn: Sister Henry Marie Zimmermann, Treasurer

Dear Sister Henry Marie:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Benedictine Sisters of Virginia for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Please note that you are required to provide Citigroup with a written statement from the record holder of the Benedictine Sisters of Virginia's securities that the Benedictine Sisters of Virginia has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance



SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's worl


RECEIVED
NOV 13 2012
ROHAN S. WEERASINGHE

November 05, 2012

Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Weerasinghe:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on a Report on the Strategic Alternatives to Citigroup's Structure. In brief, the proposal states: Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that: The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses; the Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders; in carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 5052 shares of Citigroup, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2013 Shareholder Resolution

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

Despite some positive steps taken since the start of the financial crisis, we believe Citigroup's progress toward simplifying and de-risking its business has been slow and incomplete. Citigroup boasts many attractive attributes, but remains burdened by excessive complexity, as well as the stigma and risks associated with being named a "too big to fail" institution. These factors could threaten stockholder return through breakdowns in risk management, increased regulatory scrutiny, higher litigation expense, greater capital requirements and poor public perception, among other challenges.

Citigroup's shares have consistently traded below book value since late 2008. Citigroup failed the Federal Reserve's CCAR stress tests in March 2012 and regulators continue to forbid it from returning significant capital to stockholders due to concerns over its financial stability. A recent survey of U.S. consumers by the Reputation Institute ranked Citigroup's reputation as 146th out of 150 major companies included in the study.

While there are economies of scale in banking up to a certain level, a point can be reached where the complexities of operation become such a burden that further growth reduces profitability. The evidence is mounting that Citigroup has reached the point where stockholders would benefit from restructuring. A growing number of market experts, including former Morgan Stanley CEO Phil Purcell and former FDIC Chair Shelia Bair, have voiced this opinion.

Citigroup has a number of business units that could thrive individually. At present, however, these businesses are managed together in a financial conglomerate that houses nearly $2 trillion in assets, billions more in off-balance sheet exposures, and approximately a quarter of a million employees across 140 countries with dozens of separate interest rate and currency regimes. Allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures could ultimately prove more fruitful for stockholders than continuing on the present course.

We urge stockholders to vote for this proposal.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 14, 2012

Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6297
Attention: W. Esther Ng, General Treasurer

Dear Ms. Ng:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Sisters of Charity of the Incarnate Word for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Please note that you are required to provide Citigroup with a written statement from the record holder of the Sisters of Charity of the Incarnate Word's securities that the Sisters of Charity of the Incarnate Word has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance


Systematic
FINANCIAL MANAGEMENT

300 FRANK W. BURR BLVD. 7TH FLOOR TEANECK, NJ 07666
201-928-1982 TOLL FREE 800-258-0497 FAX 201-928-1465
www.sfmlp.com

November 5, 2012


RECEIVED
NOV 20 2012
ROHAN S. WEERASINGHE

Rohan Weerasinghe
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Re: Co-filing of shareholder resolution with Mt. St. Scholastica

As of November 5, 2012, Systematic Financial Management, L.P., Investment Manager for the Congregation of the Sisters of Charity of the Incarnate Word, held, and has held continuously, for at least one year, $2,000 worth of Citigroup, Inc. (C).

Systematic will maintain this security in our portfolio at least through the date of the company's next annual meeting.

Do not hesitate to call me if you need any additional information.

Kind regards,



Michele Egeberg
Compliance Manager

cc: W. Esther Ng, General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word

Scott Garrett, Senior Vice President
Systematic Financial Management, L.P.

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors (the "Board") to form an independent committee of directors for the purpose of "exploring strategic alternatives" to "enhance stockholder value." The committee would need to report its findings to the Company's stockholders no later than 120 days after the 2013 annual meeting of stockholders. Although couched in terms of "extraordinary transactions" (defined by the Proponents as transactions requiring stockholder approval), the Proposal focuses on separating one or more of the Company's business lines through divestitures. The Proponents do not identify specific businesses or assets that should be sold or divested. Instead, the Proposal urges the Company, through divestitures, to "simplif[y]" and "de-risk[]" its business because the Company is "burdened by excessive complexity."[1]

The Board shares the Proponents' objective to enhance stockholder value, and in fact the Company has in the past several years undertaken a process, overseen by a committee of non-employee directors, to divest non-core assets. In light of this ongoing process, and in light of the Board's continuing commitment to explore transactions to enhance stockholder value, the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10). To the extent the Proposal is seeking additional divestitures, the Proposal should be excluded under Rule 14a-8(i)(7) because the Proposal does not identify specific extraordinary transactions to be pursued. When a proposal such as this one provides the Board an unspecified charge to de-risk and simplify its business, it intrudes on the Board's core competency, and its existing and

---

[1] The Proposal reads as follows:

> Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:
>
> 1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.
>
> 2. The Stockholder Value Committee should publicly report on its analysis to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.
>
> 3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.
>
> An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

The Proposal and the full supporting statement are attached hereto.

continuing duty, to determine whether the Company's ordinary business lines continue to serve as a strategic and synergistic fit to enhance stockholder value.

Moreover, the Company is unable to determine from the Proposal precisely what transactions should be explored. In some places, the Proposal focuses on transactions that require stockholder approval. But in other places, the Proponents focus on transactions that do not require stockholder approval. The Proposal is therefore vague and ambiguous and may be excluded pursuant to Rule 14a-8(i)(3). Finally, even if the Company were to form this new Board committee, the Proposal requires that the Board impose on this committee a mandate that it report its findings to the stockholders no later than 120 days after the 2013 annual stockholder meeting. Neither the Board nor any of its committees may impose such an arbitrary deadline on director deliberations without violating the directors' continuing fiduciary duties to revise its process in light of changing circumstances. Accordingly, the Proposal may also be excluded under Rules 14a-8(i)(1) and (i)(2).

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The Company has substantially implemented the Proposal because it has already undertaken an extensive review of strategic alternatives for maximizing stockholder value and, following that review, has reduced assets primarily through asset and business divestitures, as well as portfolio runoff and paydowns, by over $500 billion within its Citi Holdings business segment since fourth quarter 2008.

The Company's Value Maximization Strategy. After a detailed review of the Company's strategic alternatives, the Company announced on January 16, 2009 that it was implementing a value maximizing strategy (the "Value Maximization Strategy") to realign its business in order "optimize" profitability by disposing of non-core assets and to maximize the

---

2 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

value of its core assets.[3] The Value Maximization Strategy represents part of the Company's extensive ongoing efforts to simplify the Company's organizational structure to "capitalize on the best opportunities" available, seek "sustainable financial success" and focus on risk management.[4] Through this three-plus year process, the Company has diligently pursued asset and business sales of non-core assets to maximize profitability and manage risk exposure by, as noted above, substantially reducing assets within its Citi Holdings business segment.

This process has not concluded and, under the direction of the Board of Directors, which is composed of a majority of independent directors, the Company continues to evaluate strategic alternatives for maximizing stockholder value on an ongoing basis. Earlier this month, the Company's Chief Financial Officer reiterated this continuing commitment to the diligent pursuit of asset sales remarking that "we remain highly focused on winding down Citi Holdings" including by "disposing of the assets as quickly as we can in an economically rational manner."[5] As the Company's Chief Financial Officer has explained, the Company "continually test[s] the market's appetite" for additional asset divestitures in an effort to "free[] up excess capital for eventual return to [the Company's] shareholders."[6] The Company's Chief Financial Officer also recently emphasized that the Company's management team is engaged in a "continuing examination of every one of our businesses in order to make sure that we truly are optimizing the implementation of our strategy."[7] Consistent with this strategy, the Company has repeatedly noted that its business strategy in retail banking is to focus on the 150 key cities worldwide that have the highest growth potential and recently announced a series of repositioning actions involving selling or significantly scaling back banking operations in Pakistan, Paraguay, Romania, Turkey and Uruguay and the closure of multiple consumer banking branches across the United States, Brazil, Korea, Hong Kong and Hungary.[8] Through this ongoing transformation, the Company continues to pursue opportunities to rationalize and simplify the Company's operations in an effort to maximize profitability in the Company's core businesses.

The Citi Holdings Oversight Committee. In the Value Maximization Strategy, the Company realigned itself into two operating segments: (1) Citicorp, consisting of the

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3 Citigroup Inc., Exhibit 99.1 to Form 8-K (filed Jan. 16, 2009).

4 *Id.*

5 Transcript of Goldman Sachs Financial Services Conference, Remarks of John Gerspach, Chief Financial Officer of Citigroup Inc. (Dec. 5, 2012), *available at* http://www.citigroup.com/citi/investor/quarterly/2012/tr121205a.pdf?ieNocache=866.

6 *Id.*

7 *Id.; see also* Transcript of Barclays Capital Global Financial Services Conference, Remarks of Vikram Pandit, then Chief Executive Officer of Citigroup Inc. (Sept. 10, 2012) ("In Citi Holdings, we continue to wind-down the assets in an economically rational manner. . . . [W]e do continue to look at our available-for-sale securities. We've been selling [Citi Holdings]. . . . You've got to make sure that these assets are sold in the right way, and we are trying to do that. And believe me, there is not a day that goes by where we try – where we don't try to think about if there is a better, different way to reduce the size of [Citi] Holdings."), *available at* http://www.citigroup.com/citi/investor/quarterly/2012/tr120910a.pdf?ieNocache=436.

8 Citigroup Inc., Exhibit 99.1 to Form 8-K (filed Dec. 5, 2012).

Company's Retail Banking, Securities and Banking and Transaction Services business segments and (2) Citi Holdings, consisting of the Company's Brokerage and Asset Management, Local Consumer Finance and Special Asset Pool business segments. From January 2009 through Spring 2012, the Citi Holdings aspect of the Value Maximization Strategy was closely supervised by the Citi Holdings Oversight Committee, a committee of the Company's Board of Directors (the "Citi Holdings Oversight Committee"). The Citi Holdings Oversight Committee (whose charter is attached hereto as Enclosure 4) was composed entirely of non-employee directors and was broadly charged to oversee the "timely and economically efficient disposition or optimization of Citi Holdings' assets and businesses." A central element of the Citi Holdings Oversight Committee's work was to review the Company's "risk exposures" and oversee management's ongoing "monitor[ing]" of that risk exposure. Moreover, if the Citi Holdings Oversight Committee were to conclude that greater authority would enable it to more effectively pursue the Value Maximization Strategy, it was expressly directed to ask the Board for that authority. Since the dissolution of the Citi Holdings Oversight Committee in early 2012, the Risk Management and Finance Committee of the Board of Directors, composed entirely of non-employee directors, has reassumed responsibility for oversight of the Company's risk management framework and asset sales and divestiture activity.

Implementation of the Value Maximization Strategy. Under the supervision of the Citi Holdings Oversight Committee, the Company aggressively pursued the Value Maximization Strategy and sought to "exit [the Citi Holdings businesses] as quickly as practicable in an economically rational manner."[9] The Company implemented the Value Maximization Strategy primarily through over 70 M&A asset sales or business sales, numerous other portfolio sales, as well as portfolio runoff and paydowns. Over the course of this extensive process, the Company dramatically reduced its Citi Holdings' assets from $715 billion in fourth quarter 2008[10], or 37% of the Company's total GAAP assets, to $171 billion, or less than 10% of the Company's total GAAP assets.[11]

Since 2009 through early 2012, the Citi Holdings Oversight Committee[12] oversaw the Company's consistent and determined pursuit of asset sales, including well-publicized transactions such as:

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9 Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2011 (filed Feb. 24, 2012).

10 Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2009 (filed Feb. 26, 2010), which reports fourth quarter assets of $715 billion, was amended to reflect the transfer of certain rehabilitated assets from Citi Holdings to Citicorp in the first quarter 2010. Citigroup Inc., Form 8-K (filed June 25, 2010) shows fourth quarter 2008 assets of $650 billion. The transferred assets were $61 billion at the time of transfer and $65 billion as of fourth quarter 2008.

11 Citigroup Inc., Form 10-Q for the Quarterly Period ended Sept. 30, 2012 (filed Nov. 6, 2012).

12 Consistent with the Value Maximization Strategy, on multiple occasions, the Citi Holdings Oversight Committee determined that it was in the Company's best interests to retain assets previously considered to be likely candidates for divestiture. For example, in the first quarter 2010, after a broad review to identify strategically important assets, the Company transferred $61 billion worth of such assets from Citi Holdings to Citicorp. Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2009 (filed Feb. 26, 2010). Similarly, in the first quarter of 2012, the Company transferred its retail partner credit card business from Citi Holdings to Citicorp due to their strategic value. Citigroup Inc., Form 10-K for the Fiscal Year ended

- Sale of a 51% interest in Smith Barney to Morgan Stanley. Recently, the Company announced that it would sell its remaining 49% stake in the resulting Smith Barney joint venture to Morgan Stanley in a deal valuing Smith Barney at $13.5 billion.
- Sale of the Company's Diner's Club North American and Financial Institutions businesses, resulting in the divestiture of $2.2 billion in credit card receivables.
- Sale of Nikko Cordial Securities and the Company's majority stake in Nikko Asset Management, a Japanese brokerage and asset management business, resulting in the divestiture of $25 billion in assets.
- Sale of the Company's 94% stake in BELLSYSTEM 24, a Japanese call center operator, for $1 billion.
- Spin-off of Primerica Financial Services, a life insurance company, through an IPO raising $320 million.
- Sale of the Company's 80% stake in The Student Loan Corporation, resulting in the divestiture of $31 billion in assets.
- Sale of the Company's Canadian MasterCard and U.S. retail sales finance portfolios, resulting in the divestiture of $3.6 billion in credit card receivables.
- Sale of the Company's Egg Cards credit card business, resulting in the divestiture of $2.7 billion in assets.
- Sale of CitiFinancial Auto via two-part transaction; initial $3.2 billion portfolio sold in third quarter 2010 and remaining portfolio exited in fourth quarter 2011.
- Sale of the Company's Egg mortgage and deposit businesses, including a £3 billion portfolio and the Egg brand.
- Sale of the Company's EMI Group music publishing and recorded music divisions for $4 billion.
- Sale of the Company's Belgium consumer franchise, a full service retail bank with ~500,000 customers.
- Significant strides in reducing the Company's special asset pool, selling over $100 billion in assets from the special asset pool over 2009-third quarter 2012.

The Proposal has been Substantially Implemented by the Value Maximization Strategy. The Proponents' supporting statement focuses on "allowing Citigroup's healthy business lines to operate independent of the overhang posed by the parent company's complex risk exposures" and exploring the divestiture or sale of unidentified "business units." The "essential objective" of the Proposal is that the Company should explore transactions, involving the separation or disposition of various business lines and evaluate the Company's "risk

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Dec. 31, 2011 (filed Feb. 24, 2012). The retention of these assets by the Company, further demonstrates the Company's deep commitment to maximizing stockholder value through a considered evaluation of disposing of non-core assets in order to maximize the value of long-term strategic assets.

exposure." Through the Value Maximization Strategy, the Company's has substantially implemented these essential objectives.

The Company has pursued an efficient yet deliberate process to maximize stockholder value. The Company has primarily implemented this process through business divestitures (as well as asset sales portfolio runoff and paydowns) and has reduced assets by over $500 billion within Citi Holdings since fourth quarter 2008, all in an effort to maximize profitability and more closely monitoring the Company's risk exposure. Moreover, for the vast majority of this process, the Citi Holdings Oversight Committee, composed of non-employee directors, closely supervised this process. The Company's Risk Management and Finance Committee continues to oversee this process. Finally, through the extensive disclosures regarding the Value Maximization Strategy contained in the Company's periodic filings with the Commission on Forms 10-K and 10-Q, the Citi Holdings Oversight Committee repeatedly reported to the Company's stockholders regarding the Value Maximization Process. This decision of when and how much information to disclose about when and whether to divest a specific asset is a matter of the Company's ordinary business operations. Furthermore, for the reasons set forth below, to the extent the Proposal would require the Company to disclose additional information, the Company cannot implement this aspect of the Proposal because doing so would cause the Company to violate Delaware law by pre-committing to disclose confidential information.[13]

Clearly, the substance of the Proposal has been adopted in all material respects by the Company in that (i) the Company has engaged, and continues to engage, in an evaluation process to divest of non-core assets, (ii) this process has been, and continues to be, overseen by non-employee directors and (iii) the Company continually makes public disclosure of its milestone developments in this evaluation process.[14] Therefore, the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10).

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff has explained that the general policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is

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[13] The Company notes that stockholder proposals requesting a report regarding a particular topic frequently stipulate that the report should omit confidential information. *See, e.g., Arch Coal, Inc.* (avail. Feb. 10, 2012). Despite this well-known practice, the Proponents failed to include similar language in the Proposal.

[14] The Company recognizes that, at times, the Proposal purports to be limited to "extraordinary transactions" that require stockholder approval and that the Company's Value Maximization Strategy has generally not involved transactions requiring stockholder approval. However, when read together with its supporting statement, which focuses on the divestiture of unidentified business units, it appears that the essential objectives of the Proposal do not involve specifically exploring transactions requiring stockholder approval. As discussed further below, to the extent the Proponents intend to urge that the Company explore transactions outside the broad scope of the Value Maximization Strategy, e.g., a sale of the entire Company, the Proposal is vague and excludable pursuant to Rule 14a-8(i)(3).

impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "intricate detail," or "specific time-frames or methods for implementing complex policies." *Id.*[15]

The Proposal relates to non-extraordinary corporate transactions. In submitting this no-action request, the Company is mindful of the Staff's position that a stockholder proposal relating to an extraordinary transaction or significant policy issue often is not excludable under Rule 14a-8(i)(7) because the proposal transcends the day-to-day business operations of a company. The Proposal fails to identify an extraordinary transaction or significant policy issue. Prior no-action precedents demonstrate that a proposal can withstand scrutiny under Rule 14a-8(i)(7) if it (i) identifies a specific, concrete policy consideration and (ii) recommends action on that issue.[16] The Proposal accomplishes neither of these tasks. Although the Proposal facially relates to extraordinary transactions, it does not pose any extraordinary transactions for stockholder consideration. Instead, it asks the Board to identify asset dispositions, with the goal of making the Company less risky and more profitable by streamlining business operations. In fact, that is the only concrete message of the Proposal: decrease risk and increase profitability. These goals are already part of the Board's principal objectives as it oversees the day-to-day business operations of the Company. The Staff has agreed that a proposal is excludable under Rule 14a-8(i)(7) if it relates to a board of directors' general obligation to maximize stockholder value (as opposed to proposals that request that a board of directors take specific steps with respect to an extraordinary corporate transaction).[17]

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15 The Staff has reaffirmed the ordinary business test in *Staff Legal Bulletin No. 14E*, which clarifies that a proposal relating to the evaluation of risk may be excluded from a company's proxy materials if the underlying subject matter of the proposal relates to an ordinary business matter of the company. *Staff Legal Bulletin No. 14E* (Oct. 27, 2009).

16 *See, e.g., Tyson Foods Inc.* (avail. Nov. 25, 2009, and, on reconsideration, avail. Dec. 15, 2009) (urging the adoption of two specific policies regarding hog production and eliminating a policy of feeding animals certain antibiotics); *College Retirement Equities Fund* (avail. Aug. 9, 1999) (urging the company to establish a specific type of equity investment fund); *Bank of America* (avail. Feb. 29, 2008), *Yahoo! Inc.* (avail. Apr. 16, 2007) and *Morgan Stanley Dean Witter* (avail. Jan. 11, 1999) (each asking for the establishment of a board committee evaluating the implications of company policy on human rights).

17 Compare *PepsiAmerica, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal requesting that the board of directors "pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies" on ordinary business grounds, in part, because the proposal related to "maximizing shareholder value" and "transactions involving non-core assets") with *General Electric Co.* (avail. Jan. 28, 2004) (stating that the Staff was unable to concur in the company's view that it could exclude a proposal on ordinary business grounds that recommended that the company retain "an investment bank to explore the sale of the company"). Consistent with this distinction, except where the proposal identified (and was limited to) specific extraordinary transactions—such as a sale of the entire company, sale of substantially all assets or sale of a particular, significant asset—the Staff

The Company addresses risk and profitability by allocating resources among its business lines and, if a business line no longer complements the Company's core assets, disposing of business lines. Because the Proposal merely reiterates the Board's ongoing charge to maximize stockholder value, without suggesting any directional change in operations, the Proposal should be excluded as relating to the Company's ordinary business.[18]

To the extent the Proposal identifies *any* types of transactions for consideration, it focuses, in the supporting statement, on asset sales, divestitures and spin-offs. However, these types of reorganizations do not even meet the Proponents' definition of "extraordinary transactions," and the Staff has in the past determined that these types of restructuring proposals may be excluded under Rule 14a-8(i)(7). The supporting statement characterizes the Company as a "financial conglomerate" and focuses on transactions that would enable the Company's "healthy" business lines to "operate independently" of other (less healthy) business lines.[19] The most logical method for separating certain business lines would likely be simply divesting those assets through sale transactions that generally would not require stockholder approval.[20] The Proponents also suggest that the Company has "a number of business units that could thrive individually" perhaps referring to a spin-off of certain business lines. However, a typical "spin-off," like that proposed by the Proponents, is effected through a dividend distributing shares of a subsidiary business unit to a parent corporation's stockholders and does not require stockholder approval.[21] Thus, while the Proposal may appear to relate solely to "extraordinary transactions,"

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has consistently concurred in the exclusion of proposals relating to non-extraordinary corporate transactions.

[18] The Company notes that the Proposal could be read to apply to certain extraordinary transactions in the sense that it asks the Board to find extraordinary transactions. However, as discussed herein, the Proposal and its supporting statement also relate to ordinary course of business transactions. The Staff has consistently concurred that proposals relating to both extraordinary transactions and non-extraordinary transactions may be excluded under Rule 14a-8(i)(7). *Donegal Group Inc.* (avail. Feb. 16, 2012) (concurring that a company could exclude a proposal requesting that a board appoint a committee to "explore strategic alternatives to maximize shareholder value, including consideration of a merger of [the company] with another mutual insurer followed by the sale or merger of [the company]" under Rule 14a-8(i)(7)"; the Staff stated that "[p]roposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under [R]ule 14a-8(i)(7)."); *see also Central Federal Corp.* (avail. Mar. 8, 2010) (concurring in the exclusion of proposal on ordinary business grounds where it related to both extraordinary and non-extraordinary transactions).

[19] The Staff has previously indicated that when determining whether a proposal relates to ordinary business operations and is therefore excludable under Rule 14a-8(i)(7), it is appropriate to read a proposal in light of the supporting statement. *See PepsiCo, Inc.* (avail. Mar. 3, 2011) (stating that in the Staff's view, "the proposal and supporting statement, when read together, focus[ed] primarily" on matters of ordinary business and concurring in the exclusion of the proposal in reliance on Rule 14a-8(i)(7)).

[20] *See* 8 *Del. C.* § 122(4) (authorizing a corporation to, *inter alia*, "sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of its property and assets, or any interest therein"); *cf.* 8 *Del. C.* § 271 (requiring stockholder approval in order for a corporation to "sell, lease or exchange all or substantially all of its property and assets").

[21] *See* 8 *Del. C.* § 170 (authorizing the board of directors of a corporation, without any stockholder approval, to "declare and pay dividends upon the shares of its capital stock").

defined by the Proposal as transactions requiring stockholder approval, the Proposal focuses on non-extraordinary, ordinary course transactions that properly lie within the purview of the Board in managing the day-to-day operations of the Company. As noted above, the Staff has agreed that proposals relating to general corporate "restructurings"[22] and proposals requesting spin-offs or the sale of parts or divisions of a company[23] relate to a company's ordinary business and, therefore, may be excluded from a company's proxy materials under Rule 14a-8(i)(7). When read in its entirety, the Proposal does nothing more than ask for the same type of generic restructurings that have been excluded as relating to ordinary business.

The Proposal micro-manages the Company's business strategy. The Proposal would micro-manage Company management in terms of how they satisfy their duty to maximize profitability by placing too much emphasis on asset divestitures. The Proponents apparently believe that certain business lines of the Company should be divested if those lines could survive independently. However, the Company's business strategy has always been to offer its clients several different types of banking services, both here in the United States and abroad.[24] Business lines or services that theoretically could be divested may need to be retained to strengthen the

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22 *See, e.g., The Reader's Digest Association, Inc.* (avail. Aug. 18, 1998) (concurring that a proposal requesting that the board of directors retain an investment bank to "evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions" could be excluded from the company's proxy materials under Rule 14a-8(i)(7)); *Newmont Mining Corp.* (avail. Mar. 20, 1990) (concurring that a proposal, requesting that a company complete a previously started "restructuring" by consolidating a holding company with an operating company, could be excluded under the predecessor to Rule 14a-8(i)(7) where the Staff noted "that the proposal appears to involve organizational and financial matters and particularly decisions concerning how the company's assets and investments (including its subsidiaries) are structured and utilized" and stated that "such matters involve the Company's ordinary business operations").

23 *See, e.g., Telular Corporation* (avail. Dec. 5, 2003) (concurring that a proposal requesting that the board of directors appoint a committee composed of independent directors to explore "strategic alternatives" including "a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof" could be excluded from the company's proxy materials because it related, in part, to non-extraordinary transactions); *Sears, Roebuck and Co.* (avail. Feb. 7, 2000) (concurring that a proposal requesting that the board of directors retain an investment bank to "arrange for the sale of all or parts of the Company" could be excluded from the company's proxy materials on because the proposal related to the company's ordinary business operations); *Ohio Edison Company* (avail. Feb. 3, 1989) (concurring that a proposal related to the company's ordinary business because, according to the Staff, the proposal related to "the determination of whether, and what, steps should be taken to enhance the financial performance of the Company, including the sale of corporate assets").

24 Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2011 (filed Feb. 24, 2012) ("Citicorp is Citigroup's global bank for consumers and businesses and represents Citi's core franchises. Citicorp is focused on providing best-in-class products and services to customers and leveraging Citigroup's unparalleled global network. Citicorp is physically present in approximately 100 countries, many for over 100 years, and offers services in over 160 countries and jurisdictions. Citi believes this global network provides a strong foundation for servicing the broad financial services needs of large multinational clients and for meeting the needs of retail, private banking, commercial, public sector and institutional clients around the world. Citigroup's global footprint provides coverage of the world's emerging economies, which Citi continues to believe represent a strong area of growth. At December 31, 2011, Citicorp had approximately $1.3 trillion of assets and $797 billion of deposits, representing approximately 70% of Citi's total assets and approximately 92% of its deposits.").

Company's overall business objective of providing comprehensive financial and banking services to its clients throughout the world. Importantly, the Proposal does not oppose the Company's overall business strategy. Instead, the Proponents think the Company has reached a tipping point where it has too many businesses: "While there are economies of scale in banking up to a certain level, a point can be reached where the complexity of operations become such a burden that further growth reduces profitability. The evidence is mounting that [the Company] has reached the point where stockholders would benefit from restructuring."[25] The Company respectfully submits that it is in the best position to determine whether the Company has struck the right balance between growth and profitability with respect to its businesses, and therefore the Proponents are seeking to micro-manage the Company.

The Proposal micro-manages the Company by imposing an arbitrary deadline on the evaluation process and timeline for reporting to the stockholders. The Proponent also seeks to micro-manage the Company by imposing a deadline on when the directors must report back to stockholders on their evaluation of asset divestitures. The Proposal requires the directors to report their findings a mere 120 days after the upcoming annual meeting of stockholders. The decision of whether to divest assets, if pursued, would require an extensive and complex evaluation of the Company's businesses. The Proposal impermissibly intrudes on the directors' responsibility to manage the Company by imposing an arbitrarily short deadline on its evaluation process. Although other proposals may have survived scrutiny under Rule 14a-8(i)(7) by imposing deadlines on when reports must be given to stockholders, those prior proposals have typically focused on reporting to stockholders on discrete topics relating to a social policy issue.[26] In contrast, the Proposal relates to a public report on which of the Company's assets should be retained or disposed of. The Commission has explained that a proposal may be excluded under Rule 14a-8(i)(7) where it would "impose specific time-frames or methods for implementing complex policies."[27] A review of which business lines to retain or divest is a complex issue.

Moreover, the directors' study of potential transactions likely would require an in-depth review of confidential information. The actions taken in the review process itself may be confidential information, because it may reveal what assets are potential targets of divestiture before a transaction is actually completed. Imposing a deadline for reporting back to the stockholders might force the directors to disclose confidential information (to avoid partial omissions) at an inopportune time for the Company. Under Delaware law, the directors must

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25 Supporting Statement of Proposal.

26 *See, e.g., Ultra Petroleum Corp.* (avail. Mar. 6, 2008) (declining to concur that a proposal requesting that a report regarding the company's plans to address climate change be prepared by the end of the calendar year could be excluded under Rule 14a-8(i)(7)).

27 *SEC Release No. 34-40018* (May 21, 1998). *See also The Chubb Corp.* (avail. Feb. 26, 2007) (concurring that a proposal requesting that a report describing the company's position relating to climate change, including a discussion of the effects that climate change could have on the company, be presented to investors within six months after the company's upcoming annual meeting could be excluded under Rule 14a-8(i)(7) because the proposal related to an evaluation of risk and where the company argued that the proposal related to the company's ordinary business operations because, *inter alia*, the specific six-month deadline for preparing the report micro-managed the company's operations).

weigh the benefits of disclosure against the costs associated with disclosing confidential information. For example, the disclosure of confidential information about the potential sale or divestiture of an asset might be used to the advantage of one of the Company's competitors. The Proposal asks the directors to forego this careful balancing process, and to expose the Company to harm, in order to meet the 120-day deadline. The requirement to publicly disclose the directors' findings might also interfere with the evaluation process itself.[28] Finally, the 120-day deadline itself would restrict the directors' ability to conduct a fully informed evaluation process. The 120-day deadline might fall in the middle of non-public discussions with bidders for potential assets. Or, the directors may simply conclude that they need more time to perform a thorough evaluation of strategic alternatives. In light of the sensitive nature of review sought by the Proposal, the 120-day deadline would impermissibly micro-manage how the directors might go about preparing a report on asset divestitures.

The Proposal ultimately relates to decreasing "risk exposure" and rebalancing a trade-off between the complexity and profitability of the Company's business. The Board and management already conduct regular assessments of risk and profitability.[29] It is a core function of managing the Company's business. The Proposal only provides a generalized request that the Company enhance stockholder value and, accordingly, relates only to the Company's ordinary business. The Proposal would also micro-manage the Company's ordinary business operations because, if implemented, if would require the Company to change its day-to-day business strategy and impose an arbitrary deadline for completing an evaluation of strategic alternatives and reporting to the stockholders. The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

THE PROPOSAL IS VAGUE AND MISLEADING.

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28 The directors may be reluctant to open non-public discussions to sell an asset if they face the prospect of running an unsuccessful sale; in which case they must publicly disclose that a buyer could not be found for specific assets. The 120-day public disclosure deadline may also interfere with the types of non-disclosure agreements the directors enter into with potential buyers of specific assets. A non-disclosure agreement might need to include specific carve-outs, to allow for public disclosure, that the directors might not have insisted on absent the requirement to make a report to stockholders. These carve-outs might limit the number of counterparties willing to discuss transactions with the Company, or adversely affect the exchange of information that might have occurred absent the carve-outs.

29 The Staff has continued to concur in the exclusion of proposals relating to risk assessment where the proposal's underlying subject matter concerns matters of ordinary business. *Sempra Energy* (avail. Jan. 12, 2012, reconsideration denied Jan. 23, 2012) (concurring with the exclusion of a proposal requesting that the board independently review the company's management of political, legal and financial risks posed by the company's operations in "any country that may pose an elevated risk of corrupt practices"; the Staff stated that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters"); *Kraft Foods, Inc.* (avail. Feb. 23, 2012) (concurring with the exclusion of a proposal requesting a report regarding the company's assessment of water risk in its agricultural supply chain because it related to the company's ordinary business). As explained above, as in the recent *Sempra Energy* and *Kraft Foods* letters, the "subject matter" to which the Proposal's risk exposure relates is a matter of ordinary business.

This Proposal is vague. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[30] Specifically, the Proposal appears to request that a committee of the Board explore "extraordinary transactions" defined as transactions "for which stockholder approval is required under applicable law or stock exchange listing standard." Neither the Proposal nor its supporting statement, however, identifies any specific transaction that would require stockholder approval that the Company should consider.[31]

Instead, the supporting statement, making no mention of any transaction that could fairly be characterized as "extraordinary," argues that the Company "has a number of business units that could thrive individually" and laments that these business units are "managed together in a financial conglomerate." The supporting statement argues that allowing certain "business lines to operate independent[ly]" could "prove more fruitful for the stockholders than continuing on the present course." The supporting statement also refers to comments from Phil Purcell, the former chief executive officer of Morgan Stanley, as supportive of the type of "restructuring" the Proponents propose. Mr. Purcell has suggested that the Company, and certain other banks, may want to consider the spin-off of various business divisions.[32] Thus, the supporting statement focuses on transactions such as the sale of individual business units or the spin-off of particular divisions. Neither a spin-off nor an ordinary asset sale would require stockholder approval under Delaware law or the rules of the New York Stock Exchange, the principal exchange on which the Company's common stock trades. Accordingly, the Proposal is ambiguous because a stockholder reading the Proposal cannot determine whether in voting for the Proposal the stockholder would be urging the Company to explore extraordinary transactions requiring a stockholder vote (such as a sale of the entire Company), or requesting that the Company explore the spin-off or divestiture of particular business lines that do not require stockholder approval.

The Proposal's plain language further adds to this confusion because it urges that the Company explore transactions requiring stockholder approval, which would include transactions such as additional significant acquisitions by the Company or a merger of equals with another substantial financial institution.[33] The Proposal could be interpreted to require the

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30 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3); 17 C.F.R. § 240.14a-9.

31 *See, e.g.*, 8 *Del. C.* § 251 (generally requiring stockholder approval of any merger of a corporation with or into another corporation); 8 *Del. C.* § 271 (requiring stockholder approval of a sale of all or substantially all a corporation's assets).

32 *See, e.g.*, Justin Menza, *Big Banks Should Consider Spinoffs: Purcell* (Sept. 13, 2012), (*available at* http://www.cnbc.com/id/49018330/Big_Banks_Should_Consider_Spinoffs_Purcell) (noting that Mr. Purcell has advocated that certain banks, including the Company consider spinning off certain businesses).

33 As noted above, the Proposal refers to the "separation" of certain businesses. The Proposal, however, expressly states that the transactions considered should "include[e] but not [be] limited to" transactions involving the separation of certain business units. In light of this express language, the Proposal does not necessarily preclude consideration of acquisitions and other mergers. The New York Stock Exchange's listing standards would require the Company to obtain stockholder approval before making an acquisition in which the Company issues 20% or more of its common stock as transactional consideration. *New York*

disposition of business lines and/or the acquisition of new business lines that complement the Company's remaining businesses.

The Staff has explained that a company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). In the instant case, neither the Company nor the stockholders can determine whether the Proposal requests that the Company explore:

- "extraordinary transactions" such as a sale of the entire Company effected through a merger or a sale or all or substantially all the Company's assets;

- transactions to separate certain individual business lines of the Company such as through a "spin-off" or the sale of particular operating segments; or

- substantial acquisitions involving significant stock issuances.

Although each of these three general categories of transactions is a possible roadmap for maximizing stockholder value, each approach sharply differs from the other categories and would result from fundamentally different business conclusions about the best method for maximizing stockholder value. Thus, if the Proposal were adopted, neither the Company nor the stockholders would be able to determine what course of action the Company should pursue.

The Proposal's definition of extraordinary transaction is also vague. The Proposal defines an "extraordinary transaction" as a transaction for which "stockholder approval is required under applicable law or stock exchange listing standard." But, the Proponents do not provide stockholders any guidance on what type of transactions require approval of the Company's stockholders. The Staff has consistently concurred in the exclusion of stockholder proposals that, like the Proposal, define a material element of the proposal by reference to an external source.[34] The Staff recently reiterated its historical concern regarding proposals that are only understandable by reference to material outside of the proposal and supporting statement.

Stock Exchange Listed Company Manual, Rule 312.003(c). Similarly, if the Company were a constituent entity to a merger, as might be the case in a merger of equals, then, under 8 *Del. C.* § 251, approval of the Company's stockholders would be required. One well-known example of such a transaction was the merger of Citicorp and Travelers Group Inc., which formed the entity now known as Citigroup Inc. *See* Agreement and Plan of Merger by and between Travelers Group Inc. and Citicorp (dated Apr. 5, 1998), filed as Exhibit 2.1 to Citigroup Inc. Form 8-K (filed Apr. 6, 1998).

[34] *See, e.g., The Clorox Co.* (avail. Aug. 13, 2012) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the company's chairman be "independent" as defined in the New York Stock Exchange's listing standards and the company argued that the proposal "failed to sufficiently describe the substantive provisions of the external guidelines"); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal that requested disclosure of, among other things, "payments . . . used for grassroots lobbying communications as defined in 26 CFR §56.4911-2" where the company argued that the meaning of the term "grassroots lobbying communications" was not clarified by the cross-reference to the Code of Federal Regulations).

For example, in *Staff Legal Bulletin No. 14G* the Staff stated: "If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and indefinite." *Staff Legal Bulletin No. 14G* (Oct. 16, 2012).

Like the proposals in *The Clorox Co.* and *AT&T Inc.*, the Proposal, which requests that a committee of the Board explore "extraordinary transactions" defined as transactions requiring "stockholder approval" under "applicable law or stock exchange listing standard", defines a core concept only by reference to external material leaving a stockholder reading the Proposal unable to determine what type of transactions the Proposal concerns.

Sixteen different sections of the Delaware General Corporation Law might require a vote of the Company's stockholders in connection with some type of "transaction."[35] The New York Stock Exchange's listing standards, on which the Company's common stock trades, would add even more transactions that require stockholder approval.[36] A stockholder reading the Proposal, after determining what laws and stock exchange listing standards to review, would have no way to determine if the Proposal urges the Company to explore one, two, three or all of the wide array of transactions requiring stockholder approval under such laws and listing standards.

This Proposal is misleading. The Proposal is also misleading because it would leave the stockholders laboring under the misimpression that the Company "failed" the Federal Reserve's March 2012 Comprehensive Capital Analysis and Review (the "March Stress Test"). Under the Federal Reserve's annual stress test, in order to ensure that certain bank holding companies, such as the Company, will be able to meet their obligations to creditors and to continue operations under adverse economic conditions, bank holding companies are required to maintain a minimum capital ratio (the "Minimum Capital Ratio").[37] As part of this analysis, the Federal Reserve annually assesses whether a bank holding company will continue to be able to maintain the minimum capital ratio under a hypothetical severely adverse macroeconomic scenario. In the March Stress Test, the Federal Reserve concluded that if the Company

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[35] 8 *Del. C.* § 109 (amendments to the bylaws); 8 *Del. C.* § 203 (business combinations with interested stockholders); 8 *Del. C.* § 242 (amendments of the certificate of incorporation); 8 *Del. C.* § 245 (restatement and amendment of the certificate of incorporation); 8 *Del. C.* § 251 (merger with a domestic corporation); 8 *Del. C.*§ 252 (merger with a foreign corporation); 8 *Del. C.* § 254 (merger with a joint-stock association); 8 *Del. C.* § 257 (merger with a domestic nonstock corporation); 8 *Del. C.* § 258 (merger with a foreign nonstock corporation); 8 *Del. C.* § 263 (merger with a partnership); 8 *Del. C.* § 264 (merger with a limited liability company); 8 *Del. C.* § 266 (conversion of a domestic corporation); 8 *Del. C.* § 271 (sale of all or substantially all assets); 8 *Del. C.* § 275 (dissolution of the corporation); 8 *Del. C.* § 311 (revocation of a dissolution); and 8 *Del. C.* § 390 (transfer of a corporation's domicile).

[36] *New York Stock Exchange Listed Company Manual*, § 312 "Shareholder Approval Policy".

[37] *See* 12 C.F.R. 225.8 (2012).

proceeded with certain proposed capital actions[38], then, under this hypothetical scenario, the Company might be unable to maintain the Minimum Capital Ratio.[39] If, however, the Company were to take no capital actions, then the Federal Reserve concluded that, even in the event of a hypothetical severe economic downturn, the Company would maintain a capital ratio well above the Minimum Capital Ratio and, to use the Proponents' terminology, "passed" the March Stress Test. Furthermore, in August 2012, the Company announced that it had submitted a revised capital plan and that the Federal Reserve had no objection to that plan, i.e., since the March Stress Test the Company has "passed" a subsequent Federal Reserve stress test.[40] The Proposal fails to mention the Company passing the August 2012 stress test.

The exclusion of misleading proposals is particularly appropriate where, as here, the false impression created by the supporting statement does not relate to a peripheral aspect of the proposal, but instead misleads the stockholders about a core issue or circumstance addressed by the proposal, in the instant case, the financial stability and risk exposure of the Company. *See Comshare Inc.* (avail. Aug. 23, 2000) (permitting exclusion, pursuant to Rule 14a-8(i)(3), of a proposal requesting amendments to a company's rights plan where the company argued that the proposal was excludable as vague and misleading because, among other reasons, the supporting statement mischaracterized the operation of the company's current rights plan). Like the supporting statement in *Comshare*, the Proponents' supporting statement might influence a stockholder to vote for the Proposal based on facts that are not materially accurate.

Accordingly, the Company may exclude the Proposal and supporting statement from its 2013 Proxy Materials because the supporting statement is vague and misleading.

THE PROPOSAL WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Enclosure 3), the Proposal is invalid under Delaware law.

The Proposal would violate Delaware law if implemented because it would have the Board require the committee to make a public report and do so by a fixed deadline—regardless of whether the directors on the committee, in the exercise of their independent fiduciary judgment, determined that making such a public report, or meeting the deadline, was consistent with the directors' fiduciary duties and in the best interest of stockholders at the time. For example, imposing a deadline for reporting back to the stockholders might force the directors

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38 "Capital actions" generally includes the redemption or repurchase of any debt or equity instrument, a payment of dividends on shares of common or preferred stock or the issuance of new debt or equity instruments. *Id.*

39 Board of Governors of the Federal Reserve System, Comprehensive Capital Analysis and Review 2012: Methodology and Results for Stress Scenario Projections, at *25 (Mar. 13, 2012, revised Mar. 16, 2012).

40 Rick Rothacker, *Citigroup, SunTrust Capital Plans Pass Fed Muster*, Reuters (Aug. 23, 2012).

to disclose confidential information (to avoid partial omissions) at an inopportune time for the Company. As discussed more fully in the Legal Opinion, under Delaware law, the directors must weigh the benefits of disclosure against the costs associated with disclosing confidential information. The Proposal asks the directors to forego this careful balancing process, and to expose the Company to harm, in order to meet the 120-day deadline. The Delaware Supreme Court has consistently ruled that directors must be able to fully exercise their "unremitting" fiduciary duties, and cannot be subject to rules imposed today that tie their hands (i.e., limit their judgment) tomorrow. For this reason, the Proposal would violate Delaware law if implemented and is not a proper subject for stockholder action.

The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. For example, recently the Staff permitted the exclusion, pursuant to Rule 14a-8(i)(2), of a proposal to amend a company's by-laws to require prioritizing distributions to stockholders over the company's debt obligations or an asset acquisition and to take all necessary actions to implement that proposal. *Vail Resorts, Inc.* (avail. Sept. 16, 2011). The company had argued that the proposal would cause the directors to violate Delaware law by, *inter alia*, requiring them to prioritize distributions to stockholders even if the board determined that there were better uses for corporate funds. *Id.* Similar to *Vail Resorts*, the Proposal asks the Board to adopt a policy that would cause a committee of the Board to violate its fiduciary duties by making a report regarding its exploration of alternatives for maximizing stockholder value within 120 days of the 2013 annual meeting, even if the committee determines that it was not in the best interests of the Company and its stockholders to make such a report at that time.

For this reason, which is explained in detail in the Legal Opinion, the Proposal violates Delaware law. The Company's stockholders should not be asked to vote on a proposal that would ask the Board to impose an arbitrary deadline on a committee that, if adhered to, would cause the Company to violate Delaware law. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Legal Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

Even though the Proposal is cast in precatory terms, i.e., to merely request that the Board take action, using such a format will not save a proposal from exclusion under Rule 14a-8(i)(1) where the requested action would violate Delaware law if implemented. Because the Proposal would, if implemented, cause the Company to violate Delaware law, by imposing an arbitrary deadline by which a committee must report on an evaluation of strategic alternatives even if the committee determines that doing so is inappropriate because the committee has not completed its review of strategic alternatives, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law.[41] Here, the Proposal, even though it is precatory, must be excluded because, as noted in the Legal Opinion, Delaware law imposes upon directors a duty to make their own independent fiduciary judgment regarding whether it is appropriate to publicly report on a strategic review process.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10), 14a-8(i)(7), 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(1) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

6705087

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[41] *Pennzoil Corporation* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a by-law that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

ENCLOSURE 3

OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 20, 2012

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

Re: Stockholder Proposal Submitted by Mount Saint Scholastica, Inc., the AFSCME Employees Pension Plan, the Benedictine Sisters Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Sisters of Charity of the Incarnate Word

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Mount Saint Scholastica, Inc. and the AFSCME Employees Pension Plan (together, the "Proponents") and by the Benedictine Sisters Pan de Vida Monastery, the Benedictine Sisters of Virginia and the Sisters of Charity of the Incarnate Word, for inclusion in the Company's proxy statement and form of proxy for its 2013 annual meeting of stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal asks the Company's board of directors (the "Board") to appoint a committee of the Board to explore "extraordinary transactions" and make a public report to stockholders no later than 120 days after the 2013 annual meeting.[1] The Proposal defines

[1] The Proposal reads in full as follows:

Report on the Strategic Alternatives to Citigroup's Structure

Resolved, that stockholders of Citigroup Inc. ("Citigroup") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Citigroup's businesses.

(Continued...)

"extraordinary transaction" as a "transaction for which stockholder approval is required under applicable law or stock exchange listing standard." However, the Supporting Statement of the Proposal appears to focus on divestitures of assets that would not require stockholder approval.[2]

The Proposal would violate Delaware law if implemented because it would have the Board require the committee to make a public report and do so by a fixed deadline—regardless of whether the directors on the committee, in the exercise of their independent fiduciary judgment, determined that making such a public report, or meeting the deadline, was consistent with the directors' fiduciary duties and in the best interest of stockholders at the time. The Delaware Supreme Court has consistently ruled that directors must be able to fully exercise their "unremitting" fiduciary duties, and cannot be subject to rules imposed today that tie their hands (i.e., limit their judgment) tomorrow. For these reasons, the Proposal would violate Delaware law if implemented and is not a proper subject for stockholder action.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

If the Board implemented the Proposal and formed a committee that is required to report back to stockholders on a date certain chosen by the Proponents, the directors would have abdicated their duty to determine when and whether, at the end of their review of potential transactions, it is advisable to report anything to stockholders. Although the directors generally do not owe a duty under Delaware law to provide continuous updates on the financial affairs of the Company,[3] when they do communicate with stockholders they must provide complete

(Continued . . .)

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

[2] The Proponents do not urge the Board to explore a sale of the entire Company, and appear to focus on a "separation" of the Company's business lines. Generally, a stockholder vote is not required under Delaware law unless the assets comprise substantially all the Company's assets. *See* 8 *Del. C.* § 271. To the extent a divestiture takes the form of a "spin off" (i.e., a dividend to stockholders of stock of a subsidiary, which results in the subsidiary becoming an independent, stand-alone entity), a spin-off transaction does not typically require stockholder approval under Delaware law.

[3] *Malone v. Brincat*, 722 A.2d 5, 11 (Del. 1998) (finding that Delaware law "does not require directors to provide shareholders with information concerning the finances or affairs of the corporation").

disclosure (i.e., avoid omissions that render the communications misleading).[4] The directors' study of potential transactions likely would require an in-depth review of confidential information. The actions taken in the review process itself may be confidential information, because it may reveal what assets are potential targets of divestiture before a transaction is actually completed. Imposing a deadline for reporting back to the stockholders might force the directors to disclose confidential information (to avoid partial omissions) at an inopportune time for the Company. Under Delaware law, the directors must weigh the benefits of disclosure against the costs associated with disclosing confidential information.[5] For example, the disclosure of confidential information about the potential sale or divestiture of an asset might be used to the advantage of one of the Company's competitors. The Proposal asks the directors to forego this careful balancing process, and to expose the Company to harm, in order to meet the 120-day deadline.

The requirement to publicly disclose the directors' findings might also interfere with the evaluation process itself. The directors may be reluctant to open non-public discussions to sell an asset if they face the prospect of running an unsuccessful sale; in which case they must publicly disclose that a buyer could not be found for specific assets. The 120-day public disclosure deadline may also interfere with the types of non-disclosure agreements the directors enter into with potential buyers of specific assets. A non-disclosure agreement might need to include specific carve-outs, to allow for public disclosure, that the directors might not have insisted on absent the requirement to make a report to stockholders. These carve-outs might limit the number of counterparties willing to discuss transactions with the Company, or adversely affect the exchange of information that might have occurred absent the carve-outs.

Finally, the 120-day deadline itself would restrict the directors' ability to conduct a fully informed evaluation process. The 120-day deadline might fall in the middle of non-public discussions with bidders for potential assets. Or, the directors may simply conclude that they need more time to perform a thorough evaluation of strategic alternatives.

We acknowledge that some of these risks might never materialize. It is possible that the directors could complete their review within the 120-day deadline. But, the directors owe the Company and its stockholders a duty of care to avail themselves "of all information reasonably available" in making their decisions.[6] This includes an obligation to spend whatever amount of time is necessary on a decision given its complexity and material significance to the Company.[7] The directors must be able to make real-time decisions based on the facts as they

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[4] *Id.* at 12 (recognizing that if directors make public statements to stockholders, they must "provide a balanced, truthful account of all matters disclosed").

[5] *Id.* (recognizing the board's disclosure duty "must be balanced against its concomitant duty to protect the corporate enterprise, in particular, by keeping certain financial information confidential").

[6] *See Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 44 (Del. 1994).

[7] *In re Walt Disney Co. Derivative Litigation*, 907 A.2d 693, 768-69 (Del. Ch. 2005) (recognizing that what constitutes an appropriate amount of time, under the directors' fiduciary duties, to discuss and deliberate on a

(Continued . . .)

develop in the future. They cannot simply adopt a deadline selected for them by the Proponents in determining when, if ever, to publicly disclose material facts about the Company, its businesses, and any future plan to separate these businesses. Under Delaware law, a board of directors of a Delaware corporation cannot enter into a contract that would prevent the board from "completely discharging its fundamental management duties to the corporation."[8] Nor can a contract "limit in a substantial way the freedom of director decisions on matters of management policy. . . ."[9] This rule of law applies even if the provision at issue "limits the board of directors' authority in only one respect."[10]

These principles have been applied repeatedly by the Delaware courts to strike down attempts to dictate future conduct or decisions by directors.[11] For example, in *CA, Inc. v. AFSCME Employees Pension Plan*, which was referred to the Delaware Supreme Court by the Securities and Exchange Commission, the Court reasoned that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a by-law that required future boards to reimburse stockholders for the expenses they incurred in a proxy contest.[12] The Court held that the proposed by-law would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate."[13]

(Continued . . .)

business decision depends on "the nature and scope of the" business decision at issue), *aff'd*, 906 A.2d 27 (Del. 2006); *see also Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984) (discussing directors' fiduciary duty to take all required steps to appropriately "inform themselves, prior to making a business decision, of all material information").

8 *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998).

9 *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956).

10 *Quickturn*, 721 A.2d at 1291.

11 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). *Quickturn*, 721 A.2d at 1291 (discussing a board's "statutory authority to manage the corporation under 8 *Del. C.* § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate"). Section 141(a) permits a corporation to include in its certificate of incorporation provisions that delegate the board's power to other persons or to limit the board's ability to take action on specified matters. 8 *Del. C.* § 141(a).

12 953 A.2d 227 (Del. 2008).

13 *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008). The Delaware General Corporation Law (the "DGCL") was amended after the *AFSCME* decision to specifically authorize by-laws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely demonstrate the principle that a future board cannot be divested of managerial power in a policy or by-law unless that divestiture is permitted by the DGCL.

The Proposal would impose a dead-hand on the directors serving on the committee. Exploring strategic transactions—and deciding whether and when to disclose aspects of that process or the directors' thinking to stockholders and the public—involve fundamental fiduciary judgment calls. These judgment calls are no less fundamental to a corporation than the decision to reimburse proxy expenses presented to the Delaware Supreme Court in *AFSCME*. Indeed, they are arguably more significant given the magnitude of the subject matter and the multitude of federal and state law issues implicated by public disclosures on such a matter.[14] Accordingly, the *AFSCME* line of cases compels the conclusion that the Proposal would be invalid if it were implemented.[15]

For all of these reasons, we believe the Proposal, if implemented, would cause the Company to violate Delaware law.

III. The Proposal Is Not A Proper Subject For Stockholder Action.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

* * *

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[14] *See, e.g.*, 17 C.F.R. 240.10b-5 (generally prohibiting misrepresentations, half-truths, omissions, and concealments of after-acquired information); *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998) (recognizing that if directors make public statements to stockholders, they must "provide a balanced, truthful account of all matters disclosed").

[15] This line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. *See In re Ancestry.com Inc. S'holder Litig.*, C.A. No. 7988-CS (Del. Ch. Dec. 17, 2012) (Transcript) (noting that "[p]er se rulings where judges invalidate contractual provisions across the bar are exceedingly rare in Delaware", and noting that there are conceivable circumstances in which a corporation selling itself can, at the end of an auction, contractually agree to enforce standstill provisions that prevent other auction participants from making another offer); *but see also In re Complete Genomics, Inc. S'holder Litig.*, C.A. No. 7888-VCL (Del. Ch. Nov. 9, 2012) (Transcript) (noting that there are circumstances in which a board would breach its fiduciary duties by entering into contractual provisions preventing third parties from making bids to buy the company). In our view, these types of third-party contracts differ from the Proposal, which does not involve bargained-for consideration and instead is an intra-governance action in which the board would be committing a director committee to a deadline selected by the Proponents.

IV. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

6801556

ENCLOSURE 4

CHARTER OF CITI HOLDINGS OVERSIGHT COMMITTEE

CITIGROUP INC.
CITI HOLDINGS OVERSIGHT COMMITTEE CHARTER
January 18, 2012

Mission

The Citi Holdings Oversight Committee ("Committee") of Citigroup Inc. ("Citigroup" or the "Company") is a standing committee of the Board of Directors ("Board"). The purpose of the Committee is to oversee the management of the Company's Citi Holdings business segment, which consists of Brokerage and Asset Management, Local Consumer Lending and the Special Asset Pool.

Membership

The Committee shall be comprised of at least three non-management members of the Board.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

- Meet as often as it determines, but not less frequently than quarterly.
- Oversee management's strategy for the timely and economically efficient disposition or optimization of Citi Holdings' assets and businesses, and monitor management's execution of that strategy through appropriate milestones and metrics.
- Review and discuss with management the Company's risk exposures with respect to Citi Holdings' assets and the steps management has taken to monitor and control such exposures.
- Regularly report to the Board on the Committee's activities.
- Annually review and report to the Board on its own performance.
- Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.